Exhibit 99.15

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1.	Identity of Company

1.1 Name and Address of Company

Amaya Gaming Group Inc. (the “Corporation”)

7600 Trans Canada Hwy

Pointe-Claire, Québec H9R 1C8

1.2 Executive Officer

For further information, please contact Daniel Sebag, Chief Financial Officer of the Corporation, at 514-744-3122.

Item 2.	Details of Acquisition

2.1 Nature of Business Acquired

On August 1, 2014, the Corporation, through a wholly-owned subsidiary Amaya Holdings B.V. (“AcquireCo”), acquired 100% of the issued and outstanding shares of privately held Oldford Group Limited (“Oldford Group”), the parent company of Rational Group Ltd. (“Rational Group”), for an aggregate purchase price of approximately US$4.9 billion, which includes a deferred payment (the “Purchase Price”) (the “Acquisition”).

Oldford Group, through its wholly-owned subsidiary Rational Group, operates gaming and related businesses and brands including PokerStars, Full Tilt, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. In addition to operating two of the largest online poker sites, the group is the largest producer of live poker events in the world.

For more information concerning Oldford Group, please refer to Appendix N of the management information circular of the Corporation dated June 30, 2014 (the “Circular”) available under the Corporation’s profile on SEDAR at www.sedar.com.

2.2 Date of Acquisition

August 1, 2014 (the “Closing Date”).

2.3 Consideration

On the Closing Date, cash consideration of US$4.5 billion (the “Upfront Purchase Price”) was paid to the shareholders, optionholders and certain other participating equityholders of Oldford Group (collectively, the “Sellers”) pursuant to the terms of the deed and scheme of merger agreement entered into on June 12, 2014 by the Corporation with AcquireCo, Titan IOM Mergerco Ltd., Oldford Group and the Sellers (the “Deed”). The Deed also provides for a deferred payment of US$400 million, which shall be subject to adjustment based upon the occurrence of certain events, payable to the Sellers within thirty (30) months of the Closing Date. There is no interest on the deferred payment.

The Upfront Purchase Price and fees and expenses relating to the Acquisition that were paid by closing of the Acquisition were financed through a combination of cash on hand, new debt, a private placement of subscription receipts, a private placement of common shares and a private placement of non-voting convertible preferred shares, allocated as follows: (i) US$1.05 billion of convertible preferred shares, (ii) C$640 million of subscription receipts at C$20 per subscription receipt which were automatically converted into common shares on a one-to-one basis upon closing of the Acquisition, (iii) US$55 million of common shares subscribed at C$20 per common share, (iv) senior secured credit facilities in the aggregate principal amount of approximately US$2.92 billion, and (v) cash on hand in the amount of US$213 million.

2.4 Effect on Financial Position

Upon closing of the Acquisition, Oldford Group’s CEO, founders and shareholders and certain other principals resigned from all positions with Oldford Group. However, the other primary executive officers including the CFO and COO and other members of the management team were retained to continue leading the business. No other material changes occurred within the corporate structure, management or personnel of Oldford Group as there was minimal overlap between the Corporation’s business-to-business operations and Oldford Group’s business-to-consumer operations.

The Acquisition is expected to generate revenue synergies since part of the Corporation’s previously existing business is the licensing of online casino gaming content to third party “business to consumer” (B2C) gaming operators. Following announcement of the Acquisition, the Corporation has integrated its library of casino games into the PokerStars and Full Tilt online casino offerings, which is expected to generate increased revenues at a relatively low marginal cost.

The Acquisition also provides opportunities for geographic growth as Oldford Group generated no revenue in the United States. As jurisdictions within the United States become regulated, the Corporation, which has numerous licenses in the United States, anticipates its ownership will have the potential to accelerate the entry of PokerStars and Full Tilt into these newly regulated markets.

The acquired business has historically required a relatively low amount of capital expenditure and working capital and Oldford Group’s base in the Isle of Man results in a low corporate tax rate, which should not be affected by the acquisition structure. The Corporation expects that the balance sheet will continue to deleverage over the 18 to 30 months following the Closing Date due to the cash generation profile of the combined company, paired with projected growth.

For additional details of the effect of the Acquisition on the Corporation’s financial position and results of operations, see the financial statements referred to under “Item 3 – Financial Statements” of this business acquisition report.

2.5 Prior Valuations

None.

2.6 Parties to Transaction

The Acquisition was not with an informed person, associate or affiliate of the Corporation.

2.7 Date of Report

October 15, 2014.

Item 3.	Financial Statements

The following financial statements are appended hereto and form an integral part of this business acquisition report:

(a)	the audited consolidated financial statements of Oldford Group as at and for the year ended December 31, 2013, together with the notes thereto (appended hereto as Schedule “A”);

(b)	the unaudited financial statements of Oldford Group as at and for the six-month period ended June 30, 2014, together with the notes thereto (appended hereto as Schedule “B”);

(c)	unaudited pro forma consolidated statement of financial position of the Corporation as at June 30, 2014, together with the notes thereto (appended hereto as Schedule “C”);

(d)	unaudited pro forma consolidated statement of comprehensive income of the Corporation for the six-month period ended June 30, 2014, together with the notes thereto (appended hereto as Schedule “C”); and

(e)	unaudited pro forma consolidated statement of comprehensive income of the Corporation for the year ended December 31, 2013, together with the notes thereto (appended hereto as Schedule “C”).

The Corporation has not requested or obtained the consent of the auditors of the above-noted financial statements to include or incorporate by references their audit report in this business acquisition report.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

The Corporation’s public communications often include oral or written forward-looking statements. Statements of this type are included in this business acquisition report and may be included in other filings with Canadian securities regulators or in other communications. All such statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of the words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “foresee”, “could”, “goal”, “strive”, “might”, “would”, “should”, “believe”, “objective”, “ongoing” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

Forward-looking statements reflect current estimates, beliefs and assumptions, which are based on the Corporation’s perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The Corporation’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. The Corporation can give no assurance that such estimates, beliefs and assumptions will prove to be correct. This business acquisition report contains forward-looking statements concerning, in particular, the combined company’s financial position, cash flow and growth prospects, certain strategic benefits and operational benefits, and the Corporation’s and Oldford Group’s anticipated future results. The pro forma information appended hereto should not be considered to be what the actual financial position or other results of operations would have necessarily been had the Corporation and Oldford Group operated as a single combined company as, at, or for the periods stated.

Numerous risks and uncertainties could cause the combined company’s actual results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to, failure to realize anticipated results, including revenue growth from the combined company’s major initiatives; heightened competition, whether from current competitors or new entrants to the marketplace, changes in economic conditions including the rate of inflation or deflation, changes in interest and currency exchange rates and derivative and commodity prices; failure to achieve desired results in labour negotiations; failure to attract and retain key employees or effectively manage succession planning; damage to the reputation of brands promoted by the combined company; new, or changes to current, gaming laws in various jurisdictions; changes in the combined company’s regulatory liabilities including changes in tax laws, regulations or future assessments; new, or changes to existing, accounting pronouncements; the risk of violations of law, breaches of the combined company’s policies or unethical behaviour; the risk of material adverse effects arising as a result of litigation; and events or series of events that may cause business interruptions. For additional information, please refer to the “Risk Factors” section of the Circular and the Corporation’s annual information form dated March 31, 2014, both of which are available on SEDAR at www.sedar.com.

Readers should not place undue reliance on forward-looking statements as the plans, intentions or expectations upon which they are based might change. The Corporation cautions that the foregoing list of significant risk factors is not exhaustive. The forward-looking statements contained in this business acquisition report are expressly qualified by this cautionary statement. Unless otherwise indicated by the Corporation, forward-looking statements in this business acquisition report describe the Corporation’s expectations as of the date of this report and, accordingly, are subject to change after such date. The Corporation does not undertake to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required by law.

SCHEDULE “A”

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

OF OLDFORD GROUP FOR THE YEAR ENDED DECEMBER 31, 2013

OLDFORD GROUP LIMITED

Annual Report and Consolidated Financial Statements

Year Ended 31 December 2013

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Directors and Advisors

Directors

P Schapira
I M Scheinberg
Registered Agent

Appleby Trust (Isle of Man) Limited

Registered Office

Douglas Bay Complex, Kind Edward Road, Onchan, Isle of Man, IM3 1DZ

Company Number

010483V

Auditors

Haines Watts London LLP New Derwent House 69 - 73 Theobalds Road London WC1X 8TA

Principal Solicitors

Herzog, Fox & Neeman, Asia House, 4 Welzmann Street, Tel Aviv, Israel

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Report of the Board of Directors

The directors present their annual report and consolidated financial statements of Oldford Group Limited (“the Company”) for the year ended 31 December 2013.

Principal activity and incorporation

The Company was incorporated on 10 October 2001 In the British Virgin Islands as the holding company of a group of companies providing online poker (“the Group”). The headquarters of the Company and the Group have been located in the Isle of Man since August 2005. The Company obtained a certificate of continuation under the Isle of Man Companies Act 2006 on 20 November 2013 and discontinued as a BVI company in the British Virgin Islands on 26 November 2013.

Business review

The Group operates two main online poker brands; “PokerStars” and “Full Tilt”. PokerStars is the world’s largest online poker site and the leader in Online Tournaments worldwide with yearly events such as the World Championship of Online Poker (WCOOP) and World Cup of Poker (WCP). PokerStars also has the largest online tournament prizes with the weekly guaranteed Sunday Million event. PokerStars broke the Guinness world record in 2011 for having the largest online tournament with 200,000 players (PokerStars record from 2009). This record was again broken in June 2013 with a tournament featuring 225,000 participants.

Poker is widely considered to be one of the world’s most popular card games. Poker’s popularity has increased significantly over the last five years with the advent of televised poker events such as the World Poker Tour (WPT) and the World Series of Poker (WSOP), together with televised celebrity poker, which have attracted large audiences. A key driver in the growth in the popularity of televised poker has been the use of cameras embedded In the table to show the players’ cards, enabling television viewers to follow the game strategies of the players. PokerStars is available In 31 languages and is played in over 250 locations.

The Group has been granted licences to various regulated markets over the preceding years, these are detailed below:

Jurisdiction	Brand	Licence granted	Licence no.	Regulator
Isle of Man	PokerStars	31/07/2005	N/A	IoM Gambling Supervision Committee (GSC)
Italy	PokerStars	10/10/2008	15023	Agenzla delle Dogane e del Monopoll (AAMS)
France	PokerStars	25/06/2010	0006-PO-2010-06-25	Autorité de regulation des Jeux en ligne (ARJEL)
Estonia	PokerStars	20/09/2010	12.2-2/283-1	Estonian Tax and Customs Board (ETCB)
Belgium	PokerStars	20/04/2011	E121495	Belgium Gaming Commission (BGC)
Malta	PokerStars	22/12/2011	LGA/CL3/795/2011	Lotteries and Gaming Authority (LGA)
Denmark	PokerStars	01/01/2012	11-204104	Danish Gambling Authority (DGA)
Spain	PokerStars	01/06/2012	03-11/GO/461241/SGR	Direcclón General de Ordenaclón del Juego (DGOJ)
Isle of Man	Full Tilt Poker	09/10/2012	N/A	IoM Gambling Supervision Committee (GSC)
Malta	Full Tilt Poker	10/12/2012	LGA/CL3/846/2013	Lotteries and Gaming Authority (LGA)
Germany	PokerStars	21/12/2012	N/A	Schleswig Holstein (www.schleswlg-holstein.de)

PokerStars launched its first real money play application on a mobile platform in January 2012. This was in line with our strategy to make poker available on any platform and has proven to be an excellent acquisition tool. Using PokerStars ambassador Rafael Nadal in mobile marketing campalgns allowed us to further promote this product PokerStars signed former Brazilian football star Ronaldo as a brand ambassador this year, joining tennis superstar Nadal as a promoter of poker In a continued effort to Introduce poker to new audiences and to Increase consumer creditability and confidence In online poker.

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Report of the Board of Directors (continued)

Business review (continued)

PokerStars officially launched its fast-fold ring game format called ‘Zoom Poker’ In May 2012 which has become a massive hit, with more than a quarter of all cash game hands on the Internet being played in Zoom. Full Tilt launched a similar yet different product called ‘Rush Poker’ which is a popular innovation, offering players the fastest, slickest action in online poker, and is available in both tournament and ring game formats.

PokerStars maintains its position as the market leader by continuing to improve its products and by Introducing new Innovative features. The company lunched a new play money offering known as ‘Freemlum’, in October 2013. This allows our play money customers to purchase money chip bundles for real cash and facilitates the acceleration and enhancement of their gaming experience through the occasional purchase of these chips. The sale of play money chips has the potential to become a significant revenue stream for the Group.

The Facebook client was launched in beta phase in August 2013 which allows our play money customers to play for free, share achievements with friends and enjoy the greatest selection of play money poker games available on Facebook.

Full Tilt Poker celebrated its first year anniversary (launched in November 2012) with the brand becoming established resulting in an increase in Group market share. The Group looks forward to Introducing new poker game variants in the near future which will help to differentiate the brand and attract more players.

June this year marked a huge milestone for PokerStars when we dealt our 100 billionth hand of online poker. In addition, PokerStars received the prestigious Online Poker Operator of the Year award for the second consecutive year at the International Gaming Awards and the Best Mobile Poker Operator award at the mGaming Awards.

The Group continues to show steady growth in revenue year on year. The $157.0M, 16.1% (2012; $111.4M, 12.9%) Increase in revenue was partly achieved by a 14.7% (2012; 3.2%) increase in the number of unique players who played on the Group’s websites, coupled by a 8.4% (2012; 1.7%) Increase in Active Player Days. Much of this growth in activity was attributable to the re-branding of the Full Tilt brand and a full year of activity in 2013.

Expenses increased by $46.1M, 7.0% (2012; $23.5M, 3.5% decrease) mainly as a result of the inclusion of Full Tilt Poker for a full year. The Group continued to Invest in all offices with overall headcount growing by 10.5% (2012; 20.1%), which was mainly attributed to the incorporation and expansion of Full Tilt Poker. These Increases in costs were however offset by controlling the Group’s marketing spend.

Profit from operations increased $110.9M, 34.7% (2012; $135.0M, 73.2%), primarily driven by the release of historic dormant account balances and revenues from the sale of play money chips, a reduction in distribution and administration costs as a percentage of gaming revenues and a full year of activity on the Full Tilt brand in 2013 compared to two months in 2012. In addition, Full Tilt brand performance has significantly Improved year on year due to operating losses in 2012, attributable to pre-launch expenses and the write-off of historic bad debts.

Risks & uncertainties facing the business

The Group operates in the online environment in which the regulatory environment is rapidly evolving. The Group seeks legal advice from leading practitioners in Jurisdictions in which it has a physical presence or from which a substantial part of its revenue is drawn and acts in accordance with such advice.

Goals and objectives

Our primary corporate objective is to deliver the best customer experience for poker players, by leading in product innovation, customer service and engaging with our players in multiple ways to develop PokerStars and Full Tilt Poker as the leading brands in poker. To achieve our objectives we need to be the first to launch into newly regulated markets to maintain and grow our global number one market share position in online poker.

Our other objectives include being a socially responsible operator and to be an employer of choice.

Operational review

Results and dividends

The results for the Group for the financial year ended 31 December 2013 are set out within the consolidated income statement on page 6.

The directors recommend dividends during the year which are set out in note 33.

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Report of the Board of Directors (continued)

Operational review (continued)

Future expectations

The Group intends to continue to promote and develop its online poker business in its core markets and increase the awareness of the ‘PokerStars’ and ‘Full Tilt’ brands in the markets. A new product and revenue stream anticipated for the forthcoming year is casino games under the Full Tilt brand and platform. This product will help us create a stronger experience for the player and to meet the demands in the market. It is a natural extension of our new strategy for the Full Tilt brand as we aim to create an exciting and unique customer gaming experience. Overall it is anticipated that 2014 will continue to show improved results.

Directors

The directors who served during the year and to the date of signature of this report were:

P Schapira

I M Scheinberg

Directors’ responsibilities

The directors are responsible for preparing the Directors’ Report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with applicable law and International Financial Reporting Standards (“IFRSs”) and, as regards the parent company financial statements, as applied in accordance with the provisions of the Companies Act 2006. Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period.

In preparing these financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and accounting estimates that are reasonable and prudent;

•	prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Group will continue in business; and

•	state that the financial statements comply with IFRSs.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Provision of information to auditors

Each of the persons who are directors at the time when this Directors’ Report is approved has confirmed that, so far as they are aware, there is no relevant audit information of which the Group’s auditors are unaware, and that each director has taken all the steps that ought to have been taken as a director in order to be aware of any information needed by the Group’s auditors in connection with preparing their report and to establish that the Group’s auditors are aware of that information.

Auditors

Haines Watts London LLP are deemed to be re-appointed under section 487(2) of the Companies Act 2006.

On behalf of the Board

P Schapira

21 March 2014

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Independent Auditor’s Report to the Shareholders of Oldford Group Limited

We have audited the financial statements of Oldford Group Limited (“the Company”) for the year ended 31 December 2013 which comprise the Group Income Statement and Statement of Comprehensive Income, the Group and Parent Company Statements of Financial Position, the Group and Parent Company Statements of Cash Flows, the Group and Parent Company Statements of Changes in Equity and the related notes 1 to 37. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (“IFRSs”) and, as regards the parent company financial statements, as applied in accordance with the provisions of the Companies Act 2006.

This report is made solely to the Company’s members, as a body, in accordance with Chapter 3 of Section 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As explained more fully in the Directors’ Responsibilities Statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit the financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s (APB’s) Ethical Standards for Auditors.

Scope of the audit of the financial statements

A description of the scope of an audit of financial statements is provided on the APB’s website at www.frc.org.uk/apb/scope/UKNP.

Opinion on financial statements

In our opinion:

•	the financial statements give a true and fair view of the state of the Group’s and the parent company’s affairs as at 31 December 2013 and of the Group’s profit for the year then ended;

•	the financial statements have been properly prepared in accordance with IFRSs;

•	the parent company financial statements have been properly prepared in accordance with IFRSs and, as applied in accordance with the provisions of the Companies Act 2006; and

•	the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

Opinion on other matter prescribed by the Companies Act 2006

In our opinion the information given in the Directors’ Report for the financial year for which the financial statements are prepared is consistent with the financial statements.

Matters on which we are required to report by exception

We have nothing to report in respect of the following matters where the Companies Act 2006 requires us to report to you if, in our opinion:

•	adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

•	the parent company financial statements are not in agreement with the accounting records and returns; or

•	certain disclosures of directors’ remuneration specified by law are not made; or

•	we have not received all the information and explanations we require for our audit.

New Derwent House	Matthew Perry (Senior Statutory Auditor)
69 - 73 Theobalds Road	For and on behalf of:
London	HAINES WATTS LONDON LLP
WC1X 8TA	Chartered Accountants
21 March 2014	& Statutory Auditor

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Consolidated Income statement for the year ended 31 December 2013

	Note	Year ended 31 Dec 2013 $‘000	Year ended 31 Dec 2012 $‘000
Revenue		1,133,417	976,439
Distribution costs	8	(268,040)	(249,055)
Administration costs	8	(435,337)	(408,196)

Profit from operations		430,040	319,188
Net investment losses	12	(6,910)	(3,237)
Net finance (costs)/income	13	(1,122)	1,174

Profit before tax		422,008	317,125
Income tax expense	14	(5,333)	(3,508)

Profit for the year		416,675	313,617

Attributable to:
Equity holders of the parent		416,404	313,031
Non-controlling interests	32	271	586

		416,675	313,617

The notes on pages 14 - 41 form part of these financial statements.

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Consolidated statement of comprehensive income for the year ended 31 December 2013

	Note	Year ended 31 Dec 2013 $‘000	Year ended 31 Dec 2012 $‘000
Profit for the year		416,675	313,617
Other comprehensive income
Items that will be reclassified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations	31	(184)	(36)
Available for sale financial assets - net changes in fair value	31	(896)	—

Other comprehensive expense for the year, net of tax		(1,080)	(36)

Total comprehensive income for the year		415,595	313,581

Attributable to:
Equity holders of the parent		415,324	312,995
Non-controlling interests	32	271	586

		415,595	313,581

The notes on pages 14 - 41 form part of these financial statements.

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Consolidated statement of financial position as at 31 December 2013

		31-Dec-13		31-Dec-12
	Note	$‘000	$‘000	$‘000	$‘000
ASSETS
Non-current assets
Property, plant and equipment	15		48,175		43,533
Goodwill	16		602		840
Other intangible assets	17		1,069		2,615
Long term receivables	18		15,000		—
Unquoted equity investments	19		9,461		8,641

Total non-current assets			74,307		55,629
Current assets
Available-for-sale investments	20	211,946		—
Inventories	21	1,580		4,163
Trade and other receivables	22	134,544		133,926
Short-term deposits	24	88,859		218,791
Cash and cash equivalents	25	678,544		599,550

Total current assets			1,115,473		956,430

TOTAL ASSETS			1,189,780		1,012,059

LIABILITIES
Non-current liabilities
Other payables	26		97,000		197,000
Current liabilities
Trade and other payables	27	392,460		225,746
Client liabilities	28	615,316		626,141
Short-term provisions	29	4,832		3,443

Total current liabilities			1,012,608		855,330

TOTAL LIABILITIES			1,109,608		1,052,330

EQUITY
Share capital	30	49		49
Share premium	31	3,241		1,655
Other reserves	31	99		1,179
Retained earnings	31	76,269		(43,397)

Equity attributable to equity holders of the parent			79,658		(40,514)
Non-controlling interests	32		514		243

TOTAL EQUITY			80,172		(40,271)

TOTAL EQUITY AND LIABILITIES			1,189,780		1,012,059

The financial statements were approved by the Board of Directors and authorised for Issue on 21 March 2014. They were signed on its behalf by:

P Schapira

The notes on pages 14 - 41 form part of these financial statements.

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Company statement of financial position as at 31 December 2013

		31-Dec-13		31-Dec-12
	Note	$‘000	$‘000	$‘000	$‘000
ASSETS
Non-current assets
Property, plant and equipment	15		—		—
Unquoted equity investments	19		—		—

Total non-current assets			—		—
Current assets
Trade and other receivables	22	42		—
Amounts receivable from group companies	23	909,067		607,665
Short-term deposits	24	836		21,621
Cash and cash equivalents	25	10,435		10,977

Total current assets			920,380		640,263

TOTAL ASSETS			920,380		640,263

LIABILITIES
Non-current liabilities
Other payables	26		97,000		197,000
Current liabilities
Trade and other payables	27	270,865		125,098
Amounts payable to group companies	23	486,661		449,561

Total current liabilities			757,526		574,659

TOTAL LIABILITIES			854,526		771,659

EQUITY
Share capital	30	49		49
Share premium	31	3,241		1,655
Other reserves	31	1		1
Retained earnings	31	62,563		(133,101)

TOTAL EQUITY			65,854		(131,396)

TOTAL EQUITY AND LIABILITIES			920,380		640,263

In accordance with the exemption allowed by Section 408(3) of the Companies Act 2006, the Company has not presented its own income statement.

The financial statements were approved by the Board of Directors and authorised for issue on 21 March 2014. They were signed on its behalf by:

P Schapira

The notes on pages 14 - 41 form part of these financial statements.

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Consolidated statement of changes in equity for the year ended 31 December 2013

		Share Capital	Share Premium	Other Reserves	Retained Earnings	Attributable to equity holders of the parent	Non- controlling Interests
	Note	$‘000	$‘000	$‘000	$‘000	$‘000	$‘000
Balance at 1 January 2012		49	852	1,215	(356,428)	(354,312)	(463)
Total comprehensive income
Profit for the year		—	—	—	313,031	313,031	586
Other comprehensive income	31	—	—	(36)	—	(36)	—

		—	—	(36)	313,031	312,995	586
Transactions with owners of the parent
Contributions and distributions
Issue of Ordinary Shares	31	—	803	—	—	803	—

		—	803	—	—	803	—
Changes in ownership interests
Purchase of additional shares in subsidiary		—	—	—	—	—	120

		—	—	—	—	—	120

Balance at 31 December 2012		49	1,655	1,179	(43,397)	(40,514)	243

Balance at 1 January 2013		49	1,655	1,179	(43,397)	(40,514)	243
Total comprehensive income
Profit for the year		—	—	—	416,404	416,404	271
Other comprehensive income	31	—	—	(1,080)	—	(1,080)	—

		—	—	(1,080)	416,404	415,324	271
Transactions with owners of the parent
Contributions and distributions
Dividends paid		—	—	—	(296,738)	(296,738)	—
Issue of Ordinary Shares	31	—	1,586	—	—	1,586	—

		—	1,586	—	(296,738)	(295,152)	—
Changes in ownership interests
Purchase of additional shares in subsidiary		—	—	—	—	—	—

		—	—	—	—	—	—

Balance at 31 December 2013		49	3,241	99	76,269	79,658	514

The notes on pages 14 - 41 form part of these financial statements.

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Company statement of changes in equity for the year ended 31 December 2013

	Share Capital $‘000	Share Premium $‘000	Other Reserves $‘000	Retained Earnings $‘000	Total $‘000
Balance at 1 January 2012	49	852	1	(388,469)	(387,567)
Total comprehensive income
Profit for the year	—	—	—	255,368	255,368

	—	—	—	255,368	255,368
Transactions with owners of the parent
Contributions and distributions
Issue of Ordinary Shares	—	803	—	—	803

	—	803	—	—	803

Balance at 31 December 2012	49	1,655	1	(133,101)	(131,396)

Balance at 1 January 2013	49	1,655	1	(133,101)	(131,396)
Total comprehensive income
Profit for the year	—	—	—	492,402	492,402

	—	—	—	492,402	492,402
Transactions with owners of the parent
Contributions and distributions
Dividends paid	—	—	—	(296,738)	(296,738)
Issue of Ordinary Shares	—	1,586	—	—	1,586

	—	1,586	—	(296,738)	(295,152)

Balance at 31 December 2013	49	3,241	1	62,563	65,854

The notes on pages 14 - 41 form part of these financial statements.

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Consolidated statement of cash flows for the year ended 31 December 2013

		Year ended 31 Dec 2013		Year ended 31 Dec 2012
	Note	$‘000	$‘000	$‘000	$‘000
Cash flows from operating activities
Net profit from ordinary activities			422,008		317,125
Adjustments for:
Dormant accounts recognised as revenue		(42,053)		—
Interest income received		(365)		(3,216)
Effect of foreign exchange rate changes		(3,702)		(2,550)
Unrealised foreign exchange gains and losses on operating activities (excluding cash)		3,593		1,086
Impairment of goodwill		238		3,639
Provision for unquoted equity investments		3,558		—
Share based payment expense		1,587		803
Depreciation of property, plant and equipment		8,287		7,232
Amortisation of intangible assets		1,576		2,315
Loss on disposal of property, plant and equipment		14		684

			(27,267)		9,993

Operating cash flows before movements in working capital and provisions			394,741		327,118
Decrease/(increase) in trade and other receivables		4,684		(29,300)
Decrease in inventories		2,582		3,403
Decrease in trade and other payables		(83,148)		(31,920)
Increase in provisions		1,389		335

Cash used in operations			(74,493)		(57,482)
Taxes paid			(3,472)		(2,432)

Net cash generated from operating activities			316,776		267,204
Investing activities
Interest income received		365		3,216
Purchases of property, plant and equipment		(13,057)		(38,660)
Purchases of intangible assets		(30)		(6,183)
Purchase of available for sale financial assets		(212,842)		—
Investment in companies		—		(8,628)
(Purchase)/disposal of investments		(4,378)		5,000
Proceeds on disposal of property, plant and equipment		39		555
Increase in long term receivables		(15,000)		—
Decrease in short-term deposits		129,932		19,804

Net cash used in investing activities			(114,971)		(24,896)
Cash flows from financing activities
Equity dividends paid		(126,513)		—

Net cash used in financing activities			(126,513)		—

Net increase in cash and cash equivalents			75,292		242,308
Cash and cash equivalents at the beginning of year			599,550		354,692
Effect of foreign exchange rate changes			3,702		2,550

Cash and cash equivalents at the end of year	25		678,544		599,550

The notes on pages 14 - 41 form part of these financial statements.

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Company statement of cash flows for the year ended 31 December 2013

	Note	Year ended 31 Dec 2013		Year ended 31 Dec 2012
		$‘000	$‘000	$‘000	$‘000
Cash flows from operating activities
Net profit from ordinary activities			492,402		255,368
Adjustments for:
Interest income		(1)		(31)
Share based payment expense		1,587		803

			1,586		772

Operating cash flows before movements in working capital and provisions			493,988		256,140
Increase in trade and other receivables		(42)		—
Decrease in trade and other payables		(124,459)		(231,220)

Cash utilised in operations			(124,501)		(231,220)

Net cash generated from operating activities			369,487		24,920
Investing activities
Interest received		1		31
Decrease/(increase) in short-term deposits		20,785		(799)

Net cash generated from/(used) in investing activities			20,786		(768)
Cash flows from financing activities
Increase in amounts receivable from Group companies		(301,402)		(471,684)
Increase in amounts payable to Group companies		37,100		445,272
Equity dividends paid		(126,513)		—

Net cash used in financing activities			(390,815)		(26,412)

Net decrease in cash and cash equivalents			(542)		(2,260)
Cash and cash equivalents at the beginning of year			10,977		13,237

Cash and cash equivalents at the end of year	25		10,435		10,977

The notes on pages 14 - 41 form part of these financial statements.

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Notes forming part of the consolidated financial statements for the year ended 31 December 2013

1	General

Oldford Group Limited (the “Company”) is a limited company which continued in the isle of Man (previously a British Virgin Islands company until 26 November 2013). The Company’s registered office is at Douglas Bay Complex, Kind Edward Road, Onchan, Isle of Man. These consolidated financial statements comprise the Company and its principle subsidiaries (collectively the “Group”). The list of subsidiaries can be found in note 19. The Group is primarily involved as a provider of online poker.

2	Basis of preparation

The financial statements for both the Group and the Company have been prepared in accordance with applicable international Financial Reporting Standards (IFRSs), IFRS Interpretations Committee (IFRIC), interpretations and with those parts of the Companies Act 2006 applicable to companies reporting under IFRSs.

The consolidated financial statements have been prepared under the historical cost basis except for certain financial instruments that are measured at fair values at the end of the each reporting period, as explained in the significant accounting polices below.

3	Functional and presentation currency

The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in United States Dollars, which is the Group’s functional and presentation currency.

All amounts have been rounded to the nearest thousand, unless otherwise indicated.

4	Use of judgements and estimates

The preparation of the consolidated financial statements necessitates the use of estimates, assumptions and Judgements that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Although the estimates are based on management’s knowledge and best Judgement information and financial data, the actual outcome may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis.

In the process of applying the Group’s accounting policies, management has made Judgements, assumptions and estimates of information and financial data that have the most significant effect on the amounts recognised in the consolidated financial statements in the following notes:

•	Note 7—dormant accounts: regarding player accounts remaining inactive after the positive balances in dormant accounts have been recognised as revenue;

•	Notes 15 and 17—depreciation and amortisation: regarding the assessment of and changes in useful lives and residual values;

•	Notes 16 and 19—impairment test: regarding the key assumptions underlying recoverable amounts;

•	Notes 19 and 32—consolidation: whether the Group has control over an investee with non-controlling interests;

•	Notes 19, 20 and 35—fair value measurements: regarding the measurement of fair values for both financial and non-financial assets and liabilities; and

•	Notes 19 and 20—available-for-sale investments: regarding classification of financial assets as available-for-sale and the current/non-current split of these financial assets.

•	Note 29—short-term provisions: regarding the measurement of provisions including the key assumptions about the likelihood and magnitude of an outflow of resources.

5	Application of new and revised IFRSs

New and revised IFRSs affecting amounts reported and/or disclosed in the financial statements

In the current year, the Group has applied the following new and revised IFRSs that are mandatorily effective for accounting period that begins on or after 1 January 2013:

(a)	Amendments to IFRS 7 Disclosures—Offsetting Financial Assets and Financial Liabilities

The amendments to IFRS 7 require entities to disclose Information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement.

As the Group does not have any significant offsetting arrangements in place, the application of the amendments has had no material impact on the disclosures or on the amounts recognised in the consolidated financial statements.

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Notes forming part of the consolidated financial statements for the year ended 31 December 2013 (continued)

5	Application of new and revised IFRSs (continued)

New and revised IFRSs affecting amounts reported and/or disclosed in the financial statements (continued)

(b)	New and revised Standards on consolidation, joint arrangements, associates and disclosures

In May 2011, a package of five standards on consolidation, joint arrangements, associates and disclosures was issued comprising IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interest in Other Entities, IAS 27 (revised 2011) Separate Financial Statements and IAS 28 (revised 2011) Investment in Associates and Joint Ventures. Subsequent to the issue of these standards, amendments to IFRS 10, IFRS 11 and IFRS 12 were issued to clarify certain transitional guidance on the first-time application of the standards.

The impact of the application of these standards is set out below:

Impact of the application of IFRS 10

IFRS 10 changes the definition of control such that an investor has control over an investee when a) it has power over the investee, b) it is exposed, or has rights, to variable returns from its involvement with the investee and c) has the ability to use its power to affect its returns. All three of these criteria must be met for an investor to have control over an investee. Previously, control was defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

In accordance with the transitional provisions of IFRS 10, the Group reassessed the control conclusion for its investees at 1 January 2013 and concluded that there are no changes to control the Group has over its investee. All subsidiaries which were previously consolidated will be continued to be treated as a subsidiary and consolidated with Group results.

Impact of the application of IFRS 11

IFRS 11 deals with how a joint arrangement of which two or more parties have joint control should be classified and accounted for. Under IFRS 11, there are only two type of joint arrangements – joint operations and joint ventures. The classification of joint arrangements under IFRS 11 is determined based on the rights and obligations of parties to the joint arrangements by considering the structure, the legal form of the arrangements, the contractual terms agreed by the parties to the arrangement, and when relevant, other facts and circumstances. Previously IAS 31 contemplated three type of arrangements – jointly controlled entitles, jointly controlled operations and Jointly controlled assets. The classification of joint arrangements under IAS 31 was primarily determined based on the legal form of the arrangement.

In accordance with the transitional provisions of IFRS 11, the Group has reassessed the arrangements it has with third parties and concluded that there are no joint arrangements in place. This is consistent with the Group’s assessment in prior year.

Impact of the application of IFRS 12

IFRS 12 is a new disclosure standard and is applicable to entitles that have Interests in subsidiaries, joint arrangements, associates and/or unconsolidated structure entities.

As a result of IFRS 12, the Group has mainly expanded its disclosures about its Interests in subsidiaries (see notes 19 and 32).

Impact of the application of IAS 27 (revised 2011)

IAS 27 (revised 2011) now only deals with the requirements for separate financial statements. Previously IAS 27 also dealt with the requirements for consolidated financial statements which are now dealt with in IFRS 10. The standard requires that when an entity prepares separate financial statements, Investments In subsidiaries, associates, and jointly controlled entitles are accounted for either at cost, or in accordance with IFRS 9 Financial Instruments.

There is no impact to the Company as a result of application of IAS 27 (revised 2011) as Its accounting policies in relation to subsidiaries remain unchanged and are being accounted for at cost.

Impact of the application of IAS 28 (revised 2011)

IAS 28 (revised 2011) supersedes IAS 28 Investment in Associates and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for Investments in associates and joint ventures.

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Notes forming part of the consolidated financial statements for the year ended 31 December 2013 (continued)

5	Application of new and revised IFRSs (continued)

New and revised IFRSs affecting amounts reported and/or disclosed in the financial statements (continued)

Impact of the application of IAS 28 (revised 2011) (continued)

The Group does not have any investments in associates and has also established that there are no joint arrangements in place. As a result the application of IAS 28 (revised 2011) has no impact on the Group.

(c)	IFRS 13 Fair Value Measurements

IFRS 13 establishes a single framework for measuring fair value and making disclosures about fair value measurements when such measurements are required or permitted by other IFRSs. It unifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It replaces and expands the disclosure requirements about fair value measurements in other IFRSs, including IFRS 7.

As a result of IFRS 13, the Group has included additional disclosures in this regard (see notes 19 and 35). In accordance with the transitional provisions of IFRS 13, the Group has applied the new fair value measurement guidance prospectively and has not provided any comparative Information for new disclosures. Notwithstanding the above, the change had no significant impact on the measurements of the Group’s assets and liabilities.

(d)	Amendment to IAS 1 Presentation of Items of Other Comprehensive Income

As a result of the amendments to IAS 1, the Group has modified the presentation of Items of OCI in its statement of profit or loss and OCI, to present separately Items that would be reclassified to profit or loss from those that would never be. Comparative Information has been re-presented accordingly.

(e)	Amendment to IAS 19 Employee Benefits (revised 2011)

IAS 19 (revised 2011) changes the accounting for defined benefit plans and termination benefits.

The Group does not have any defined benefit plans and significant termination benefits. As a result the application of IAS 19 (revised 2011) has no Impact on the Group.

New and revised IFRSs in Issue but not yet effective

At the date of authorisation of these financial statements, there were a number of standards and interpretations that have not been applied in these financial statements, which were in issue but not yet effective. In future periods the following are expected to have an impact on the financial statements:

IFRS 9 — Financial Instruments (effective for accounting periods beginning on or after 1 January 2015).

Amendments to IFRS 10, IFRS 12 and IAS 27—Investment Entities (effective for accounting periods beginning on or after 1 January 2014).

Amendments to IAS 32—Offsetting Financial Asses and Financial Liabilities (effective for accounting periods beginning on or after 1 January 2014).

6	Significant accounting policies

The Group has applied following principal accounting policies in the preparation of the consolidated financial statements:

Basis of consolidation

Subsidiaries

The consolidated financial statements incorporate the financial statements of the Company and entitles controlled by the Company (Its subsidiaries). Control is achieved when the Company a) has power over the investee; b) is exposed, or has rights, to variable returns from its involvement with the investee; and c) has the ability to use its power to affect its returns. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of controls listed above.

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Notes forming part of the consolidated financial statements for the year ended 31 December 2013 (continued)

6	Significant accounting policies (continued)

Subsidiaries (continued)

Subsidiaries are consolidated from the date of acquisition (i.e. the date on which control of the subsidiary effectively commences) to the date of disposal (i.e. the date on which control over the subsidiary effectively ceases). Specifically, Income and expenses of a subsidiary acquired or disposed during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All Intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Business combinations and related goodwill

The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Acquisition related costs are generally recognised in profit or loss as Incurred.

Any contingent consideration payable is measured at fair value at the acquisition date. If the contingent consideration is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

The excess of the consideration transferred over the fair value of the net identifiable assets, liabilities and contingent liabilities acquired is capitalised as goodwill. Any gain on a bargain purchase is recognised in profit or loss immediately. Goodwill is not amortised but tested for impairment at least annually and upon the occurrence of an indication of impairment. The impairment testing process is described in the appropriate section of these policies.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Non-controlling Interests (“NCI”)

NCI are measured at their proportionate share of the acquiree’s Identifiable net assets from acquisition date.

Changes in the Group’s ownership interest in existing subsidiaries

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and NCI are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the NCI are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to owners of the Company.

When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related NCI and other components of equity, Any resulting gain or loss is recognised in profit or loss and is calculated as the difference between (I) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (II) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any NCI. Any interest retained in the former subsidiary is measured at fair value when control is lost.

Foreign currency

Foreign currency transactions

In preparing the financial statements of the individual group entitles, transactions in currencies other than the entity’s functional currency (foreign currencies) are translated at the spot foreign exchange rate at the date of the transaction.

At the end of each reporting period, monetary Items denominated in foreign currencies are retranslated at the rates prevailing at that date. Exchange differences arising on the retranslation of monetary assets and liabilities are recognised Immediately in the profit or loss.

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Notes forming part of the consolidated financial statements for the year ended 31 December 2013 (continued)

6	Significant accounting policies (continued)

Foreign currency (continued)

Foreign currency transactions (continued)

Non-monetary Items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Foreign operations

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement;

(ii)	Income and expenses for each income statement are translated at spot exchange rates (unless this spot is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(iii)	all resulting exchange differences are recognised in statement of comprehensive income and accumulated in the translation reserve, except to the extent that the translation difference is allocated to NCI.

When a foreign operation is disposed of in its entirety or partially such that control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes of part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI.

Revenue recognition

Revenue is measured at the fair value of the consideration derived. Revenue is only recognised when it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably.

Internet gaming and tournament fees

Revenue from internet gaming is recognised in the accounting periods in which the gaming transactions occur. Revenue is recognised with reference to the underlying arrangements and agreements with the players.

Player deposit fees and conversion margins

Revenue from customer cross currency deposits and withdrawals is recognised when the transaction is complete. Revenue is recognised with reference to the underlying arrangements and agreements with the players.

Interest and Investment Income

Interest Income is accrued on a time basis, with reference to the principal amount and the applicable effective Interest rate. Dividend Income is recognised in profit or loss on the date that the Group’s right to receive payment is established.

Rental Income

Refer to accounting policy notes on leased assets below.

Employee benefits

Short-term employee benefits

Short-term employee benefits (which also include payroll costs) are expensed as the related service is provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Defined contribution plan

Obligations for contributions to defined contribution plans are expensed as the related service is provided. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available.

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Notes forming part of the consolidated financial statements for the year ended 31 December 2013 (continued)

6	Significant accounting policies (continued)

Employee benefits (continued)

Share-based payment transactions

The Group has applied the requirements of IFRS 2 Share-based payments. The Group issues equity settled share-based payments to certain employees.

Equity settled share based payments are measured at fair value at the date of the grant. Fair value is measured by use of a suitable pricing model. The grant-date fair value of equity settled share-based payment granted to employees is generally recognised as an expense, with a corresponding increase in equity, over the vesting period of the awards factoring in any vesting conditions.

Dividends payable

Dividends are recognised when they become legally payable. In the case of interim dividends to equity shareholders, this is when declared by the directors and paid to the shareholders. In the case of final dividends, this is when approved by the shareholders at the Annual General Meeting.

Income tax

Income tax expense comprises current and deferred tax. It is recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or other comprehensive income.

Current tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable or receivable in respect of previous years. It is measured using tax rates that have been enacted or substantively enacted by the year end date.

Deferred tax

Deferred tax is the tax expected to be payable or recoverable on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computations of taxable profits.

Deferred tax assets are recognised for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets are reviewed at each year end date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised, using tax rates enacted or substantively enacted at the year end date.

Property, plant and equipment

Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.

If significant parts of an Item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

Any gain or loss on disposal of an item of property, plant and equipment is recognised in profit or loss at the date of disposal.

Subsequent expenditure

Subsequent expenditure is capitalised only if it is probable that the future economic benefits associated with the expenditure will flow to the Group.

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Notes forming part of the consolidated financial statements for the year ended 31 December 2013 (continued)

6	Significant accounting policies (continued)

Property, plant and equipment (continued)

Depreciation

Depreciation is calculated to write off the cost, less estimated residual values, of property, plant and equipment (except land), using the straight-line method over their expected useful lives. Land is not depreciated.

It is calculated at the following rates:

Freehold Property	4% per annum
IT Equipment, Servers and Software	33% per annum
Office Furniture and Equipment	20% per annum
Office Alterations	20% per annum
Motor Vehicles	20% per annum
Event and Poker Room	20% per annum

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted as appropriate.

Intangible assets

Recognition and measurement

Intangible assets with finite useful lives that are acquired separately from a business are carried at cost less accumulated amortisation and any accumulated Impairment losses.

Intangible assets acquired as part of a business combination are capitalised separately from goodwill if the fair value can be measured reliably on initial recognition (which is regarded as its cost). Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortisation and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

Any gain or loss on disposal of an intangible asset is recognised in profit or loss at the date of disposal.

Subsequent expenditure

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific assets to which it relates.

Amortisation

Amortisation is calculated to write off the cost or valuation, less estimated residual values, of intangible assets, using the straight-line method over their estimated useful lives.

It is calculated at the following rates:

Customer lists	50% per annum
Domain names	50% per annum

Amortisation methods, useful lives and residual values are reviewed at each reporting date and adjusted as appropriate.

Impairment of tangible and Intangible assets

At each year end date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An impairment loss is recognised immediately in profit or loss for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Leased assets

All of the Group leasing arrangements are considered to be operating leases.

The Group as lessee

Rentals payable are charged to profit or loss on a straight line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight line basis over the lease term.

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Notes forming part of the consolidated financial statements for the year ended 31 December 2013 (continued)

6	Significant accounting policies (continued)

The Group as lessor

Rental income is credited to profit or loss on a straight line basis over the term of the relevant lease. Lease incentives granted are recognised as an integral part of the total rental income on a straight line basis over the lease term.

Investments in subsidiaries

Investments in subsidiaries are stated at cost less any identified impairment losses at the end of each reporting period.

Investments in unquoted equity investments

Investments in unquoted equity investments are stated at cost (or fair value) less any identified impairment losses at the end of each reporting period.

Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value represents the estimated selling price for inventories less costs necessary to make the sale.

Trade and other receivables

Trade and other receivables are stated at their amortised cost less impairment losses and doubtful accounts.

Short-term deposits

Short-term deposits comprise deposits held at call with banks with maturities of more than three months.

Cash and cash equivalents

Cash and cash equivalents comprises cash in hand, deposits held on call with banks, other short-term highly liquid investments that are readily convertible to known amounts of cash. They include unrestricted short-term bank deposits originally purchased with maturities of three months or less.

Trade and other payables

Trade and other payables are not interest bearing and are stated at their nominal value.

Client liabilities

Client liabilities are amounts deposited by players and are stated at their nominal value.

Provisions

Provisions are recognised when the Group has present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of obligation. The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation.

Where time value is long term and material, the amount of the related provision is calculated by discounting the expected future cash flows at a pre-tax rate that reflects market assessments of the time value of money and, any risks specific to the liability.

Financial Instruments

Recognition, derecognition and offsetting

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the Instrument.

The Group derecognises financial assets when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership and does not retain control over the transferred asset. The Group derecognises a financial liability when its contractual obligations are discharged or cancelled, or expire.

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Notes forming part of the consolidated financial statements for the year ended 31 December 2013 (continued)

6	Significant accounting policies (continued)

Financial Instruments (continued)

Measurement

Financial assets are classified into the following specified categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. Financial liabilities are classified as either financial liabilities at fair value through profit or loss or other financial liabilities. The classification depends on the nature and purpose of the financial assets and financial liabilities and is determined at the time of initial recognition.

Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is classified as held-for-trading or is designated as such on initial recognition. Directly attributable transaction costs are recognised in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value and changes therein, are recognised in profit or loss.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Group has the positive intent and ability to hold to maturity. These assets are initially recognised at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortised cost using the effective interest method less any impairment.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These assets are initially recognised at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortised cost using the effective interest method less any impairment.

Available-for-sale (“APS”) financial assets

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss. These assets are initially recognised at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses are recognised in other comprehensive income and accumulated in the fair value reserve. When these assets are derecognised, the gain or loss accumulated in equity is reclassified to profit or loss.

AFS equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period.

Financial liabilities at fair value through profit or loss

A financial liability is classified as at fair value through profit or loss if it is classified as held-for-trading or is designated as such on initial recognition. Directly attributable transaction costs are recognised in profit or loss as incurred. Financial liabilities at fair value through profit or loss are measured at fair value and changes therein, are recognised in profit or loss.

Other financial liabilities

Other financial liabilities are non-derivative financial liabilities initially recognised at fair values less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortised cost using the effective interest method.

Impairment of non-derivative financial assets

Non-derivative financial assets not classified as fair value through profit or loss, including an interest in an equity-accounted investee, are assessed at each reporting date to determine whether there is objective evidence of impairment.

Financial assets measured at amortised cost

For financial assets measured at amortised cost, the Group considers evidence of impairment for these assets at both an individual asset and a collective level. All individually significant assets are individually assessed for impairment. Those found not to be impaired are then collectively assessed for impairment by grouping together assets with similar risk characteristics. In assessing collective impairment, the Group uses historical information on the timing of recovering and the amount of loss incurred, and makes an adjustment if current economic and credit conditions are such that the actual losses are likely to be greater or lesser than suggested by historical trends.

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Notes forming part of the consolidated financial statements for the year ended 31 December 2013 (continued)

6	Significant accounting policies (continued)

Financial instruments (continued)

Financial assets measured at amortised cost (continued)

An impairment loss is calculated as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate. Losses are recognised in profit or loss and reflected in an allowance account. When the Group considers that there are no realistic prospects of recovery of the asset, the relevant amounts are written off.

Available-for-sale financial assets

Impairment losses on available-for-sale financial assets are recognised by reclassifying the losses accumulated in the fair value reserve to profit or loss. The amount reclassified is the difference between the acquisition cost (net of any principal repayment and amortisation) and the current fair value, less any Impairment loss previously recognised in profit or loss.

7	Dormant accounts

The Group Introduced a dormant account (i.e. player account which has been inactive for a period of twelve months consecutively) policy during the year after obtaining approval from the Regulators. Positive balances in dormant accounts recognised as revenue totalled $42,053k during the year. Although this is a change in accounting policy, it was not considered to be so significant that a prior year adjustment was required, had the policy been applied retrospectively, the amounts recognised in revenue in earlier years would have totalled $22,426k.

8	Profit from operations

	Year ended	Year ended
	31 Dec 2013	31 Dec 2012
This is arrived at after charging:	$‘000	$‘000
Distribution Costs
Customer acquisition and retention	179,423	157,917
Affiliates	32,746	43,163
Other customer bonuses and frequent player points	1,467	5,466
Bad debts and provisions	4,620	3,626
Web hosting and technical support	45,900	36,443
Gaming licence fee	3,884	2,440

Administration Costs	268,040	249,055

Processor costs	63,657	56,457
Payroll and associated costs	190,496	166,036
General and administrative costs (excluding depreciation and audit fees)	76,818	82,080
Amortisation	1,576	2,315
Depreciation	8,287	7,232
Impairment of goodwill	238	3,639
Gaming duty	93,349	89,288
Loss on disposal of fixed assets	14	684
Auditors remuneration for audit services	571	320
Auditors remuneration for other services	331	145

	435,337	408,196

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Notes forming part of the consolidated financial statements for the year ended 31 December 2013 (continued)

9	Particulars of employees

	Year ended	Year ended
	31 Dec 2013	31 Dec 2012
Number of staff employed by the Group at year end totalled:	No.	No.
Directors	2	2
Operations and Customer Support	882	840
Administration and Marketing	610	510

	1,494	1,352

The aggregate payroll costs of the above were:

	$‘000	$‘000
Salaries	137,584	115,509
Social security costs	15,435	11,849
Pension cost	4,937	4,112
Equity-settled share-based payments (note 34)	1,587	803

	159,543	132,273

10	Directors’ emoluments

	Year ended	Year ended
	31 Dec 2013	31 Dec 2012
	$‘000	$‘000
The directors’ aggregate emoluments in respect of qualifying services were as follows:
During 2013 two executive directors were employed (2012: two)
Emoluments receivable (including benefits)	1,510	1,108

Emoluments of highest paid director:	1,510	1,108

Emoluments receivable (including benefits)	930	900

11	Operating lease arrangements

The Group as lessee

The Group leases a number of offices under operating leases. The lease periods range from 2 to 15 years with options to renew after that date. Lease payments are also renegotiated regularly in accordance with lease agreements to reflect market rentals.

At the year end date, the Group had outstanding commitments for future minimum lease payments, which fall due as follows:

	Year ended	Year ended
	31 Dec 2013	31 Dec 2012
	$‘000	$‘000
Within one year	8,445	7,366
Within two to five years	24,005	18,245
In more than five years	41,574	49,919

	74,024	75,530

The lease payments recognised as rental expenses in profit or loss for the year were $9,336k (2012; $10,539k).

The Group as lessor

The Group leases out part of the property it owns. The lease period is for 15 years with options to renew after that date. Lease payments are renegotiated every 3 years to reflect market rentals.

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Notes forming part of the consolidated financial statements for the year ended 31 December 2013 (continued)

11	Operating lease arrangements (continued)

The Group as lessor (continued)

At the year end date, the Group had outstanding commitments for future minimum lease receivables, which fall due as follows:

	Year ended 31 Dec 2013	Year ended 31 Dec 2012
	$‘000	$‘000
Within one year	2,411	2,375
Within two to five years	10,255	9,856
In more than five years	22,485	24,765

	35,151	36,996

The lease income recognised as rental income in profit or loss for the year was $2,295k (2012: $1,844k).

12	Net Investment losses

	Year ended	Year ended
	31 Dec 2013	31 Dec 2012
	$‘000	$‘000
Interest on short-term deposits	592	817
Dividend Income	625	127
Market value adjustments	654	482
Loss on sale or transfer of investments	(1,160)	(4,663)
Investment provisions	(3,558)	—
Investment write offs	(4,063)	—

	(6,910)	(3,237)

13	Net finance (costs)/income

	Year ended	Year ended
	31 Dec 2013	31 Dec 2012
	$‘000	$‘000
Interest on bank balances and deposits	365	3,216
Realised foreign exchange gains and losses on operating activities (excluding cash)
Unrealised foreign exchange gains and losses on operating activities	(1,596)	(3,506)
(excluding cash)	(3,593)	(1,086)
Unrealised foreign exchange gains and losses on cash and cash equivalents	3,702	2,550

	(1,122)	1,174

14	Income taxes

	Year ended	Year ended
	31 Dec 2013	31 Dec 2012
	$‘000	$‘000
Amounts recognised in income Statement
Current tax expense
Current year	(4,652)	(3,159)
Adjustment for prior years	(797)	8

	(5,449)	(3,151)

Deferred tax expense
Current year	(1,057)	(357)
Adjustment for prior years	1,173	—

	116	(357)

Total tax expense for the year	(5,333)	(3,508)

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Notes forming part of the consolidated financial statements for the year ended 31 December 2013 (continued)

14	Income taxes (continued)

The Group’s main operations are carried on in the isle of Man which during the year benefited from a zero per cent tax regime. Tax has been provided at the appropriate rates in those other jurisdictions where group subsidiaries are based.

Effective tax rate

The Group’s principal activities are conducted from the isle of Man, where the tax rate is nil (2012: nil). The Group incurs tax expense in other jurisdictions, principally in Malta, the UK, Ireland, Australia and Costa Rica. The overall underlying tax rate for the Group is considered to be 1.3% per calculation below:

	Year ended	Year ended
	31 Dec 2013	31 Dec 2012
	$‘000	$‘000
Profit before tax	422,008	317,125
Tax expense	5,333	3,508

Effective tax rate for the year	1.3%	1.1%

15	Property, plant and equipment (Group)

	Freehold Property	IT Equipment, Servers & Software	Office Furniture & Equipment	Office Alterations	Motor Vehicles	Event & Poker Room	Total
	$‘000	$‘000	$‘000	$‘000	$‘000	$‘000	$‘000
Cost or valuation
At 1 January 2012	—	26,288	4,522	6,505	575	49	37,939
Additions	31,278	2,829	459	4,076	18	—	38,660
Acquisitions	—	146	1,080	—	—	—	1,226
Disposals	—	(1,334)	(839)	(1,721)	(399)	(38)	(4,331)
Foreign currency transl	—	71	66	13	6	—	156

At 1 January 2013	31,278	28,000	5,288	8,873	200	11	73,650
Additions	31	11,344	338	698	—	646	13,057
Acquisitions/reclassifications	—	(29)	29	—	—	—	—
Disposals	—	—	(159)	(6)	(23)	—	(188)
Foreign currency transl	—	(337)	(221)	(265)	—	—	(823)

At 31 December 2013	31,309	38,978	5,275	9,300	177	657	85,696

Accumulated depreciation
At 1 January 2012	—	19,036	2,570	2,969	380	27	24,982
Acquisitions/reclassifications	—	80	807	—	—	—	887
Disposals	—	(1,113)	(597)	(1,126)	(230)	(26)	(3,092)
Charge for the year	969	4,135	934	1,155	29	10	7,232
Foreign currency transl	—	72	33	2	1	—	108

At 1 January 2013	969	22,210	3,747	3,000	180	11	30,117
Acquisitions / reclassifications	—	—	—	—	—	—	—
Disposals	—	—	(122)	(5)	(8)	—	(135)
Charge for the year	1,143	5,261	563	1,230	4	86	8,287
Foreign currency transl	—	(324)	(212)	(212)	—	—	(748)

At 31 December 2013	2,112	27,147	3,976	4,013	176	97	37,521

Carrying amount
At 31 December 2013	29,197	11,831	1,299	5,287	1	560	48,175

At 31 December 2012	30,309	5,790	1,541	5,873	20	—	43,533

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Notes forming part of the consolidated financial statements for the year ended 31 December 2013 (continued)

15	Property, plant and equipment (Company)

Servers
$‘000
Cost or valuation
At 1 January 2012, 1 January 2013 and 31 December 2013	1,929

Accumulated depreciation
At 1 January 2012, 1 January 2013 and 31 December 2013	1,929

Carrying amount
At 31 December 2012 and 31 December 2013	—

16	Goodwill (Group)

Goodwill
$‘000
Cost or valuation
At 1 January 2012	7,661
Additions	3,399

At 1 January 2013	11,060
Additions	—

At 31 December 2013	11,060

Impairment
At 1 January 2012	6,581
Charge for the year	3,639

At 1 January 2013	10,220
Charge for the year	238

At 31 December 2013	10,458

Carrying amount
At 31 December 2013	602

At 31 December 2012	840

The goodwill at year end primarily relates to a poker room licence held by one of the Group’s subsidiary companies. In accordance with IAS 36 and the Group’s stated accounting policy, an annual impairment review was carried out by comparing the carrying amount of goodwill against the recoverable amount. The recoverable amount was based on fair value less cost of disposal of the poker room licence (as this was considered to be significantly higher than value in use), The fair value was estimated with reference to current replacement cost i.e. costs that would be incurred in obtaining this licence from the relevant authority. The carrying amount was adjusted at year end accordingly.

17	Other Intangible assets (Group)

	Customer lists $‘000	Domain names $‘000	Total $‘000
Cost or valuation
At 1 January 2012	2,970	2,942	5,912
Additions	—	2,784	2,784

At 1 January 2013	2,970	5,726	8,696
Additions	—	30	30

At 31 December 2013	2,970	5,756	8,726

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Notes forming part of the consolidated financial statements for the year ended 31 December 2013 (continued)

17	Other intangible assets (Group) (continued)

	Customer	Domain
	lists $‘000	names $‘000	Total $‘000
Amortisation
At 1 January 2012	2,482	1,284	3,766
Charge for the year	488	1,827	2,315

At 1 January 2013	2,970	3,111	6,081
Charge for the year	—	1,576	1,576

At 31 December 2013	2,970	4,687	7,657

Carrying amount
At 31 December 2013	—	1,069	1,069

At 31 December 2012	—	2,615	2,615

No impairment indicators were identified in relation to other intangible assets. The other intangible assets are being amortised over their estimated useful economic lives as detailed in the significant accounting policies section.

18	Long term receivables

	Group		Company
	31 Dec 2013	31 Dec 2012	31 Dec 2013	31 Dec 2012
	$‘000	$‘000	$‘000	$‘000
Other receivables	15,000	—	—	—

19	Unquoted equity investments (Group)

Unquoted equity
investments
Cost	$‘000
(which approximates fair value)
At 1 January 2012	5,013
Additions	8,628
Disposals	(5,000)

At 1 January 2013	8,641
Additions	4,378
Provision against investments	(3,558)
Disposals	—

At 31 December 2013	9,461

The principal unquoted equity investments of the Group are as follows:

Name	Holding	Country of Incorporation	Principal Activity
Hippodrome Casino Limited	5%	UK	Operator of land based casino
Stack Evantos Esportivos SA	10%	Brazil	Operator of the brand “Brazilian Series of Poker”
Gambling Management SA	5%	Belgium	Operator of land based casino

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Notes forming part of the consolidated financial statements for the year ended 31 December 2013 (continued)

19	Unquoted equity Investments (Group) (continued)

Acquisitions

On 15 May 2013 the Group Invested further 2.5% in Gambling Management SA, thus increasing its total share holdings from 2.5% to 5%.

Due to economic crisis in the Eurozone, the Bank of Cyprus was balled-in in accordance with the Bailing-in of Bank of Cyprus Public Company Limited Dearee of 2013 whereby affected customer deposits were converted into Bank of Cyprus Class A shares at a nominal value of EUR 1 per share. The Group was also affected by this bailing-in as a result of holding deposit balances with the bank and was issued 2,764,854 shares at EUR 1,00 each (USD equivalent: 3,555,878). The shares in Bank of Cyprus were suspended for trading as a result of the bailing-in. These investments are currently being carried at their nominal value of EUR 1.00 per share.

Investment provisions

A full provision has been made against Bank of Cyprus investments due to significant uncertainty regarding the value of these investments. The bank is currently undergoing a restructuring exercise and the shares remain suspended. As a result it is not possible for the Group to measure the fair value of the Class A shares reliably.

Investments in subsidiaries (Company)	31 Dec 2013	31 Dec 2012
	$	$
Cost & carrying amount
Investments in subsidiaries	197	217

The principal subsidiaries of Oldford Group Limited, all of which have been included in these consolidated financial statements, are as follows:

Name	Holding	Country of Incorporation	Principal Activity
Asia Pacific Poker Tour Limited	100%	Isle of Man	Organises & markets APPT event
Euro Poker Tour Limited	100%	England	Organises & markets EPT event
Global Poker Tours Limited	100%	Isle of Man	Tour Management
Latin America Poker Tour Limited	100%	Isle of Man	Organises & markets LAPT event
Halfords Media (Italy) S.r.l.	100%	Italy	Services - marketing and customer support
Halfords Media (UK)	100%	England	Services - marketing and customer support
Halfords Media (IOM)	100%	Isle of Man	Services - marketing and customer related
Halfords Media (France) SAS	100%	France	Services - marketing and customer related
Kawa Productions SAS	100%	France	Media production services
GP Information Services Pty Limited	100%	Australia	Customer services
Cayden Limited	100%	Isle of Man	Payment processing
Rational Entertainment Enterprises Limited	100%	Isle of Man	Operates PokerStars.com business
Rational Poker School Limited	100%	Isle of Man	Owns website for training players
Rational Services Limited	100%	Isle of Man	Services - varied
REEL Italy Limited	100%	Malta	Operates PokerStars .it business
REEL Malta Limited	100%	Malta	Operates PokerStars .fr business
REEL Estonia Limited	100%	Isle of Man	Operates PokerStars.ee business
REEL Europe Limited	100%	Malta	Operates PokerStars .be business
REEL Spaln Pic	100%	Malta	Operates PokerStars .es business
Rational FT Enterprises Limited	100%	Isle of Man	Operates fulltiltpoker.com business
Rational FT Enterprises (Malta) Limited	100%	Malta	Operates fulltiltpoker.eu business
Rational FT Licensed Funds Limited	100%	Isle of Man	Holds Full Tilt player funds
Rational FT Holdings Limited	100%	Isle of Man	Holding company for RFT group
Rational FT Holdings (Malta) Limited	100%	Malta	Maltese holding company for RFT Maltese/Irish subgroup

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Notes forming part of the consolidated financial statements for the year ended 31 December 2013 (continued)

19	Investments in subsidiaries (Company) (continued)

Name	Holding	Country of Incorporation	Principal Activity
Rational FT Payments Limited	100%	Isle of Man	Payment processing
Rational FT Poker School (IOM)	100%	Isle of Man	Owns website for training players
Rational FT Services (Ireland) Limited	100%	Ireland	Services - marketing, customer support and IT
Rational FT Services Limited	100%	Isle of Man	Support service company for Full Tilt group
Rational FT Treasury Limited	100%	Isle of Man	Treasury company
Halfords Denmark ApS	100%	Denmark	Tax representative in Denmark
Halfords Media Spain, SL	100%	Spain	Tax representative in Spain
IPT Services Sri	51%	Italy	Italian live room Joint venture
Mainsail Holdings Limited	100%	Jersey	Holds Skandia House
REEL Denmark Limited	100%	Isle of Man	Operates PokerStars.dk (Danish) business
Rational Group Limited	100%	Isle of Man	Holding company
Rational Networks Limited	100%	Malta	Holds PokerStars.eu (Maltese) Class 4 platform licence
Rational Resources Limited	100%	Malta	Holding company

20	Available-for-sale Investments

	Group		Company
	31 Dec 2013	31 Dec 2012	31 Dec 2013	31 Dec 2012
	$‘000	$‘000	$‘000	$‘000
Available-for-sale financial assets Include the following:
Fixed Interest bonds	143,878	—	—	—
Funds	66,620	—	—	—
Equities	1,448	—	—	—

	211,946	—	—	—

21	Inventories

	Group		Company
	31 Dec 2013	31 Dec 2012	31 Dec 2013	31 Dec 2012
	$‘000	$‘000	$‘000	$‘000
Finished goods	2,080	4,445	—	—
Provision against slow moving goods	(500)	(282)	—	—

	1,580	4,163	—	—

22	Trade and other receivables

The directors consider the carrying amount of trade and other receivables approximate to their fair value, which is based on an estimate of the recoverable amount.

Included within other receivables are funded commitments of $7,247k (2012; $4,700k) with the local Regulator as part of the licencing requirements and contracts with third parties.

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Notes forming part of the consolidated financial statements for the year ended 31 December 2013 (continued)

22	Trade and other receivables (continued)

	Group		Company
	31 Dec 2013	31 Dec 2012	31 Dec 2013	31 Dec 2012
	$‘000	$‘000	$‘000	$‘000
Trade receivables	54,960	67,254	—	—
Prepayments	18,265	18,644	—	—
Other receivables	57,192	47,917	42	—
Tax refunds	3,451	—	—	—
Deferred tax assets	676	111	—	—

	134,544	133,926	42	—

23	Amounts receivable from / (payable to) group companies

	Company
	31 Dec 2013	31 Dec 2012
	$‘000	$‘000
Amounts receivable from subsidiaries	909,067	607,665
Amounts payable to subsidiaries	(486,661)	(449,561)

Net receivable from group companies	422,406	158,104

24	Short-term deposits

	Group		Company
	31 Dec 2013	31 Dec 2012	31 Dec 2013	31 Dec 2012
	$‘000	$‘000	$‘000	$‘000
Cash on deposit for more than three months	88,859	218,791	836	21,621

Included within short-term deposits is a total commitment of $4,500k (2012: $14,260k) with the local Regulator as part of the licencing requirement. The Group is required to maintain these commitments in cash or deposits with the financial Institutions agreed with the Regulator.

25	Cash and cash equivalents

	Group		Company
	31 Dec 2013	31 Dec 2012	31 Dec 2013	31 Dec 2012
	$‘000	$‘000	$‘000	$‘000
Cash at bank and in hand	678,544	599,550	10,435	10,977

Included within cash and cash equivalents is a total commitment of $2,100k (2012: $ 1,350k) with the local Regulators as part of the licencing requirements. The Group is required to maintain these commitments in cash or deposits with the financial Institutions agreed with the Regulators.

26	Other payables due in more than 1 year

	Group		Company
	31 Dec 2013	31 Dec 2012	31 Dec 2013	31 Dec 2012
	$‘000	$‘000	$‘000	$‘000
Other payables	97,000	197,000	97,000	197,000

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Notes forming part of the consolidated financial statements for the year ended 31 December 2013 (continued)

27	Trade and other payables

	Group		Company
	31 Dec 2013	31 Dec 2012	31 Dec 2013	31 Dec 2012
	$‘000	$‘000	$‘000	$‘000
Dividends payable	170,225	—	170,225	—
Trade payables	7,377	6,130	—	—
Current tax liabilities	6,882	1,325	—	—
Other taxes and social security	701	1,479	—	—
Deferred tax liabilities	787	467	—	—
Other payables	206,488	216,345	100,640	125,098

	392,460	225,746	270,865	125,098

Trade and other payables comprise amounts outstanding for trade purchases and on-going costs. The average credit period taken for trade purchases is 27 days (2012:25 days). The carrying amount of trade and other payables approximate their fair value which is based on an estimate of the amount required to settle outstanding obligations.

28	Client liabilities

	Group		Company
	31 Dec 2013	31 Dec 2012	31 Dec 2013	31 Dec 2012
	$‘000	$‘000	$‘000	$‘000
Client liabilities	657,369	626,141	—	—
Dormant accounts recognised as revenue	(42,053)	—	—	—

	615,316	626,141	—	—

Dormant accounts (player accounts which have been inactive for a period of twelve months consecutively) are recognised as revenue.

Client liabilities comprises of sums due to customers including net deposits received, undrawn winnings and tournament prize pools for tournaments that have yet to commence. This liability is matched by funds and investments held by the Group on behalf of the customers, which is included in the total of available-for-sale investments, short-term deposits and cash and cash equivalents as disclosed in notes 20,24 and 25 respectively.

29	Short-term provisions

	Group		Company
	2013	2012	2013	2012
	$‘000	$‘000	$‘000	$‘000
Player bonuses and rebates
At 1 January	3,443	3,108	—	—
Movement in period	1,389	335	—	—

At 31 December	4,832	3,443	—	—

Short-term provisions relate to player bonus and rebates scheme which is run by the Group. Player bonuses and rebates are due when certain milestones are reached by players. Provision for player bonuses and rebates are estimated by the monitoring level of players’ activities on the Group’s website, scheme levels or milestones achieved by the players and bonuses and rebates redeemed by the players up to year end.

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Notes forming part of the consolidated financial statements for the year ended 31 December 2013 (continued)

30	Share capital

Authorised share capital and significant terms and conditions

The total authorised number of shares comprises 1,000,000,000 (2012:1,000,000,000) ordinary shares with a par value of $0.00005 (2012: $0.00005). All issued shares are fully paid. The holders of ordinary shares are entitled to receive dividends when declared and are entitled to one vote per share at meetings of the company.

	Group and Company
Allotted, called up and fully paid	Number	$
At 1 January 2012	984,874,929	49,245
Issued during the period	2,812,573	141

At 31 December 2012	987,687,502	49,386

At 1 January 2013	987,687,502	49,386
Cancellation of treasury shares	(10,035,000)	(502)
Issued during the period	1,549,322	77

At 31 December 2013	979,201,824	48,961

31	Reserves

	Capital Redemption	Translation Reserve	AFS Reserve	Share Premium	Retained Earnings
Group	$‘000	$‘000	$‘000	$‘000	$‘000
At 1 January 2012	1	1,214	—	852	(356,428)
Profit for the period	—	—	—	—	313,031
Premium arising on issue of equity shares	—	—	—	803	—
Foreign currency translation	—	(36)	—	—	—

At 31 December 2012	1	1,178	—	1,655	(43,397)

At 1 January 2013	1	1,178	—	1,655	(43,397)
Profit for the period	—	—	—	—	416,404
Dividends paid	—	—	—	—	(296,738)
Premium arising on issue of equity shares	—	—	—	1,586	—
Foreign currency translation	—	(184)	—	—	—
Available-for-sale financial assets—net changes in fair value	—	—	(896)	—	—

At 31 December 2013	1	994	(896)	3,241	76,269

	Capital Redemption	Share Premium	Retained Earnings
Company	$‘000	$‘000	$‘000
At 1 January 2012	1	852	(388,469)
Profit for the period	—	—	255,368
Premium arising on issue of equity shares	—	803	—

At 31 December 2012	1	1,655	(133,101)

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Notes forming part of the consolidated financial statements for the year ended 31 December 2013 (continued)

31	Reserves (continued)

Company (continued)

	Capital Redemption	Share Premium	Retained Earnings
	$‘000	$‘000	$‘000
At 1 January 2013	1	1,655	(133,101)
Profit for the period	—	—	492,402
Dividends paid	—	—	(296,738)
Premium arising on issue of equity shares	—	1,586	—

At 31 December 2013	1	3,241	62,563

Nature and purpose of reserves

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

AFS reserve

AFS reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the assets are derecognised or impaired.

32	Non-controlling Interests

$‘000
At 1 January 2012	(463)
Share of profit for the year	586
Purchase of additional shares in subsidiary	120

At 1 January 2013	243
Share of profit for the year	271
Purchase of additional shares in subsidiary	—

At 31 December 2013	514

The Group controls its non-controlling interest as it has power over the investees; it is exposed, and has rights to, variable returns from its involvement with the investees and has the ability to use its power to affect its returns.

33	Dividends

			Year ended	Year ended
			31 Dec 2013	31 Dec 2012
			$‘000	$‘000
Amounts recognised as distributions to equity holders in the year:
Interim ordinary dividends	2013	2012
Per Share	$0.30	$0.00	296,738	—

34	Share-based payments

The Company has a share-based bonus scheme and nil-cost share options for certain individuals within the Group. The award of shares is entirely at the discretion of the directors. The shares are awarded as bonuses for services rendered or as a sign-on incentive.

The shares and nil-cost share options awarded during the year have been measured at fair value and an appropriate amount has been recognised in the results for the year. The fair value has been calculated using a projected earnings basis taking into account the company’s dividend policy and agreed with relevant tax authorities.

1.75M nil cost options were awarded to employees of the Group during the year. The accounting cost to the company would be based on the value of the nil cost option spread over the five year life of the option.

As a result of the number of shares and share options awarded during the year, and the fair value of the company, a total expense of $1,587k (2012: $803k) has been recognised in the Company’s profit and loss account.

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Notes forming part of the consolidated financial statements for the year ended 31 December 2013 (continued)

35	Financial risk management

The Group and Company are exposed through its day to day operations to risks that arise from use of its financial instruments. The main financial instruments used by the Group and Company, on which financial risk arises, are as follows:

•	Long term receivables;

•	Unquoted equity investments (Group);

•	Available-for-sale investments;

•	Trade and other receivables (excluding deferred tax and prepayments);

•	Short-term deposits;

•	Long term other payables;

•	Cash and cash equivalents;

•	Trade and other payables (excluding deferred tax and current tax);

•	Client liabilities; and

•	Short-term provisions.

Categories of financial instruments

The table below summarises the Group’s financial instruments by category and their respective carrying amounts:

		2013	2012
Financial instruments	Category	$‘000	$‘000
Financial assets
Long term receivables	Loans and receivables	15,000	—
Unquoted equity investment (Group)	Available-for-sale	9,461	9,461
Available-for-sale investments	Available-for-sale	211,946	—
Trade and other receivables (excluding deferred tax and prepayments)	Loans and receivables	112,152	115,171
Short-term deposits	Loans and receivables	88,859	218,791
Cash and cash equivalents	Loans and receivables	678,544	599,550

		1,115,962	942,973

Financial liabilities
Long term other payables	Other financial liabilities	97,000	197,000
Trade and other payables (excluding deferred tax and current tax)	Other financial liabilities	384,791	223,954
Client liabilities	Other financial liabilities	657,369	626,141
Short-term provisions	Other financial liabilities	4,832	3,443

		1,143,992	1,050,538

The Group and Company have exposure to the following risks arising from financial instruments:

•	Credit risk;

•	Liquidity risk; and

•	Market risk.

Risk management framework

The Company’s Board of Directors have overall responsibility for the establishment and oversight of the Group and Company’s risk management framework. The Group and Company’s risk management policies are established to identify and analyse the risks faced by the Group and Company, to set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group and Company’s activities. The Group, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

Credit risk

Credit risk is the risk of financial loss to the Group or Company if a customer or counterparty to a financial instrument falls to meet its contractual obligations. The Group and Company’s principal financial assets that are subject to credit risk are long-term receivables, available-for-sale investments, trade and other receivables (excluding deferred tax and prepayments), short-term deposits and cash and cash equivalents.

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Notes forming part of the consolidated financial statements for the year ended 31 December 2013 (continued)

35	Financial risk management (continued)

Credit risk (continued)

The carrying amount of these financial assets represents the maximum credit exposure.

Trade and other receivables

The Group and Company’s credit risk relating to trade and other receivables is primarily attributable to receivables from payment service providers and from customers, who chargeback deposits made, after playing on the Group’s website.

The Group and Company closely monitors the credit quality, financial health and operational economic environment of the payment service providers, where possible, to ensure that it is only dealing with creditworthy counterparties as a means of mitigating the risk of financial loss from defaults. This information is supplied by independent rating agencies where available and, if not available, the Group uses other publicly available financial information and its own trading history to rate its major payment service providers.

The risk arising from customers consist of a large number of customers spread across diverse industries and geographical areas i.e. limited concentration risk. Ongoing credit evaluation is performed on the financial condition of accounts receivable and, where appropriate, appropriate credit provisions are made or third parties appointed to collect the debt on behalf of the Group and Company.

Long term receivables

The Board analyses the credit risk for each of the new long term receivables before advancing funds. The financial health and its operating and financial performance are then regularly reviewed and monitored by the Board.

Available-for-sale Investments

The Group has adopted a policy on available-for-sale investments whereby investments are allowed only in assets which are tolerant and within the parameters agreed between the Group’s treasury and investment managers. The placements are made via counter parties that have a credit rating equal to or better than the Group.

Short-term deposits and cash and cash equivalents

The Group and Company have adopted a policy on short-term deposits and cash and cash equivalents whereby placements are allowed only in liquid securities and with counterparties that have a credit rating equal to or better than the Group.

Liquidity risk

Liquidity risk is the risk that the Group or Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

The Group and Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, without incurring unacceptable losses or risking damage to the Group’s reputation. The Group and Company aim to maintain the level of its available-for-sale investments, short-term deposits and cash and cash equivalents at an amount in excess of expected cash outflows on financial liabilities. The Group also forecasts cash flows by matching the maturity profiles of financial assets and liabilities.

The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts presented are undiscounted.

	Long term other payables	Trade & other payables (excl. deferred tax & current tax)	Client liabilities	Short-term provisions	Total
31 December 2013	$‘000	$‘000	$‘000	$‘000	$‘000
On demand	—	11	657,369	4,832	662,212
In 3 months	—	281,732	—	—	281,732
Between 3 months and 1 year	—	9,343	—	—	9,343
More than 1 year	97,000	101,374	—	—	198,374

	97,000	392,460	657,369	4,832	1,151,661

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Notes forming part of the consolidated financial statements for the year ended 31 December 2013 (continued)

35	Financial risk management (continued)

Liquidity risk (continued)

	Long term other payables	Trade & other payables (excl. deferred tax & current tax)	Client liabilities	Short- term provisions	Total
31 December 2012	$‘000	$‘000	$‘000	$‘000	$‘000
On demand	—	—	626,141	3,443	629,584
In 3 months	—	96,843	—	—	96,843
Between 3 months and 1 year	—	3,099	—	—	3,099
More than 1 year	197,000	125,804	—	—	322,804

	197,000	225,746	626,141	3,443	1,052,330

Capital management

The Group and Company’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Management monitors the return on capital as well as the level of dividends to ordinary shareholders.

The capital structure of the Group and Company consist mainly equity of the Group (comprising issued capital, reserves, retained earnings and non-controlling interests per notes 30,31 and 32). The Group does not have any significant external debt or borrowings.

The Group and Company are not subject to any externally imposed share capital requirements.

Market risk

Market risk is the risk that changes in market prices will affect the Group or Company’s income or the value of its holdings of financial instruments. The Group and Company’s exposure mainly relates to foreign currency balances and fair market value of its unquoted equity investments. Interest rate risk is not considered to be significant to the Group or Company and as a result no further analysis regarding this has been presented below.

Foreign currency risk

The Group and Company’s financial risk arising from exchange rate fluctuations is mainly attributed to:

•	Mismatch between balance sheet liabilities to customers which is predominantly denominated in US Dollars (USD) and the net receipts from customers which are settled in the currency of the customer’s choice, of which Euros (EUR) and Sterling (GBP) are significant.

•	Mismatch between reported revenue which is mainly generated in USD (the Group and Company’s functional and reporting currency) and significant portion of deposits which are settled in local currencies.

•	Expenses, the majority of which are denominated in foreign currencies including Euros (EUR) and Sterling (GBP).

The Group and Company continually monitor the foreign currency risks and takes steps, where practical, to ensure that the net exposure is kept to an acceptable level. Foreign currencies are bought or sold at spot rates when necessary to address the short-term imbalances.

The table below details the Group’s exposure to currency risks at year end reporting dates:

	EUR	GBP	Other	Total
31 December 2013	$‘000	$‘000	$‘000	$‘000
Financial assets
Available-for-sale Investments	8,248	—	—	8,248
Unquoted equity investment (Group)	2,186	7,275	—	9,461
Long term receivables	—	—	—	—
Trade and other receivables (excluding deferred tax and prepayments)	35,845	13,937	15,809	65,591
Short-term deposits	34,156	—	—	34,156
Cash and cash equivalents	85,848	11,319	17,053	114,220

	166,283	32,531	32,862	231,676

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Notes forming part of the consolidated financial statements for the year ended 31 December 2013 (continued)

35	Financial risk management (continued)

Foreign currency risk (continued)

31 December 2013	EUR $‘000	GBP $‘000	Other $‘000	Total $‘000
Financial liabilities
Long term other payables	—	—	—	—
Trade and other payables (excluding deferred tax and current tax)	23,107	16,748	4,376	44,231
Client liabilities	111,613	6,243	1,778	119,634
Short-term provisions	434	—	—	434

	135,154	22,991	6,154	164,299

Net exposure	31,129	9,540	26,708	67,377

	EUR	GBP	Other	Total
31 December 2012	$‘000	$‘000	$‘000	$‘000
Financial assets
Available-for-sale investments	—	—	.	.
Unquoted equity investment (Group)	1,366	7,275	—	8,641
Long term receivables	—	—	—	—
Trade and other receivables (excluding deferred tax and prepayments)	57,236	15,424	20,638	93,298
Short-term deposits	9,238	1,625	22	10,885
Cash and cash equivalents	101,910	10,471	12,873	125,254

	169,750	34,795	33,533	238,078

31 December 2012
Financial liabilities
Long term other payables	—	—	—	—
Trade and other payables (excluding deferred tax and current tax)	20,590	16,079	4,600	41,269
Client liabilities	98,256	4,167	1,770	104,193
Short-term provisions	834	—	—	834

	119,680	20,246	6,370	146,296

Net exposure	50,070	14,549	27,163	91,782

Sensitivity analysis

The table below details the effect on profit before tax of a 10% strengthening (and weakening) in the US Dollar exchange rate at the balance sheet date for balance sheet Items denominated in Euros and Sterling as noted above:

	31 December 2013		31 December 2012
	EUR	GBP	EUR	GBP
	$‘000	$‘000	$‘000	$‘000
10% strengthening	(3,113)	(954)	(5,007)	(1,455)
10% weakening	3,113	954	5,007	1,455

Fair value measurements

This note provides information about how the Group determines fair values of various financial assets and financial liabilities and how it manages the risks arising due to changes to market price (or fair values) of financial assets and financial liabilities.

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Notes forming part of the consolidated financial statements for the year ended 31 December 2013 (continued)

35	Financial risk management (continued)

Fair value measurements (continued)

In accordance with IFRS 13 Fair Value Measurements when measuring the fair value of an asset or a liability, the Group and Company uses market observable data as far as practically possible. Fair values are categorised into different levels in a fair value hierarchy based on the Inputs in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. as a prices) or indirectly (i.e. derived form prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring basis

The Group’s unquoted equity investments are categorised as available-for-sale financial assets and as a result are measured at fair value (both at initial recognition and subsequent measurement). The fair value of these unquoted equity investments, hierarchy level, valuation techniques and inputs used can be noted as follows:

Fair value disclosures:
Fair value at 31 December 2013:	$9,461k (2012: $8,641k)
Fair value hierarchy:	Level 3;

Valuation technique used:	Given the unique nature of the investees’ business, there are no readily available market data as these types of investments are generally structured through private companies and confidential. As a result the Group has adopted income approach for valuing these investments, taking into account current and expected income from the investees over long-term.

Significant unobservable inputs:	Long-term revenue growth rates and pre-tax operating margins taking into account management’s experience and knowledge of market conditions of the specific industries.

Relationship of unobservable inputs to fair value:	The higher the revenue growth rates and pre-tax operating margins, the higher the fair value and vice versa.

The Group has classified certain financial assets as avallable-for-sale investments (see note 20) and as a result are measured at fair value (both at initial recognition and subsequent measurement). The fair value of these available-for-sale investments, hierarchy level, valuation techniques and inputs used can be noted as follows:

Fair value at 31 December 2013:	$211,946k (2012: Nil)
Fair value hierarchy:	Level 1;
Valuation technique used:	Quoted prices in an active market.
Significant unobservable inputs:	N/A
Relationship of unobservable inputs to fair value:	N/A

The fair value movements of unquoted equity investments from 2012 to 2013 were insignificant. As a result separate reconciliation of Level 3 fair values has not been presented.

Fair value of the Group and Company’s financial assets and financial liabilities that are not measured at fair value on a recurring basis (but fair value disclosures are required)

The fair value of the Group and Company’s financial assets and financial liabilities that are not measured at fair value on a recurring basis reasonably approximate the carrying amounts currently disclosed on the respective notes in these consolidated financial statements. As a result no further fair value disclosures were considered necessary by the Group or Company.

There were no transfers between Level 1 and 2 during the year.

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Notes forming part of the consolidated financial statements for the year ended 31 December 2013 (continued)

35	Financial risk management (continued)

Fair value risk management

The Group and Company are exposed to equity price risk on its unquoted equity securities. Management monitors the performance of its investees on a regular basis by reviewing periodic financial and operational information of the investees to ensure that fair value of its investments are being sustained and investment returns are being generated in the long-term. All buy and sell decisions are discussed and approved by the Board.

36	Related parties

Ultimate controlling party

At 31 December 2013 the Group was controlled by the Palcolex Trust Management AG and PalcolexTrust Company (BVI) Limited by virtue of its 75% shareholding in the Group.

Transactions with key management personnel

Key management are those individuals who the directors believe have significant authority and responsibility for planning, directing and controlling the activities of the Group. The aggregate short-term and long-term benefits, as well as share-based payments of the directors and key management of the Group are set out below:

	2013	2012
Year ended 31 December	$‘000	$‘000
Short-term benefits	4,877	3,030
Share-based payments	124	44

Certain directors and key management were granted share awards and options under service contracts as disclosed in note 34.

Transactions with related parties—Directors

Remuneration and benefits payable to directors during the year are disclosed in note 10.

During the year dividends totalling $264,032k (2012: $nil) were paid to the order of the directors.

During the year, P Schapira purchased a security holding from a subsidiary of the Group for its market value of $1,960k.

Transactions with related parties-Group

Transaction between the Group companies have been eliminated on consolidation and are not disclosed in this note.

Transactions with related parties—Company

The balance outstanding with Group companies as at year end were as follows:

	31 Dec 2013	31 Dec 2012
	$‘000	$‘000
Amounts receivable from its subsidiaries	422,406	158,104

Transactions with related parties-Other

During the year, the Group entered into the following transactions with other related parties:

PYR Software, a company incorporated in Canada, provided contract software and development services to the Group in the year. Oldford Group Limited has a cost plus agreement with PYR based on reasonable market practice. During the year $28,843k (2012: $22,185k) was paid to PYR Software for these services. The outstanding balance receivable from PYR at year end was $867k (2012: payable of $252k).

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the year ended 31 December 2013

Notes forming part of the consolidated financial statements for the year ended 31 December 2013 (continued)

37	Contingent liabilities

Legal and regulatory developments

As part of the Board’s on going regulatory compliance and operational risk assessment process, the Board continues to monitor legal and regulatory developments, and their potential impact on the business, and continues to take appropriate advice in respect of these developments. No additional provisions have been made with regards to legal and regulatory developments.

Income Tax

The Group operates in numerous jurisdictions. Accordingly, the Group is filing tax returns, providing for and paying all taxes and duties it believes are due based on local tax laws, transfer pricing arrangements and tax advice obtained. The Group is periodically subject to audits and assessments by local taxing authorities. The Board is unable to quantify reliably any exposure for additional taxes, if any, that may arise from the final settlement of such assessments. Accordingly no additional provisions have been made.

VAT Group

The Company is jointly and severally liable for all Value Added Tax (VAT) debts of the VAT group registration of which it is a part, relating to the period that it has been a member of the VAT group. The Group is periodically subject to audits and assessments by local taxing authorities. The Board is unable to quantify reliably any exposure for additional indirect taxes, if any, that may arise from the final settlement of such assessments. Accordingly no additional provisions have been made.

SCHEDULE “B”

UNAUDITED FINANCIAL STATEMENTS OF OLDFORD GROUP FOR THE PERIOD

ENDED JUNE 30, 2014

OLDFORD GROUP LIMITED

Annual Report and Consolidated Financial Statements

Half-Year Ended 30 June 2014

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the half-year ended 30 June 2014

Consolidated income statement for the half-year ended 30 June 2014

	Note	Half-year ended 30 June 2014 $‘000	Half-year ended 30 June 2013 $‘000
Revenue		567,864	545,892
Distribution costs	1	(125,243)	(133,518)
Administration costs	1	(220,615)	(209,764)

Profit from operations		222,006	202,610
Net investment gains/(losses)	2	1,053	(7,930)
Net finance (costs)/income	3	(1,817)	(2,998)

Profit before tax		221,242	191,682
Income tax expense	4	(2,826)	(1,825)

Profit for the period		218,416	189,857

Attributable to:
Equity holders of the parent		218,187	189,857
Non-controlling interests	18	229	—

		218,416	189,857

The notes on pages 6 - 11 form part of these financial statements.

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the half-year ended 30 June 2014

Consolidated statement of comprehensive income for the half-year ended 30 June 2014

	Note	Half-year ended 30 June 2014 $‘000	Half-year ended 30 June 2013 $‘000
Profit for the period		218,416	189,857
Other comprehensive income
Items that will be reclassified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations	17	(49)	(184)
Available for sale financial assets - net changes in fair value	17	5,616	(896)

Other comprehensive expense for the period, net of tax		5,567	(1,080)

Total comprehensive income for the period		223,983	188,777

Attributable to:
Equity holders of the parent		223,754	188,777
Non-controlling interests	18	229	—

		223,983	188,777

The notes on pages 6 - 11 form part of these financial statements.

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the half-year ended 30 June 2014

Consolidated statement of financial position as at 30 June 2014

	30-Jun-14			31-Dec-13
	Note	$‘000	$‘000	$‘000	$‘000
ASSETS
Non-current assets
Property, plant and equipment	5		48,718		48,175
Goodwill	6		482		602
Other intangible assets	7		373		1,069
Long term receivables	8		15,000		15,000
Unquoted equity investments	9		9,461		9,461

Total non-current assets			74,034		74,307
Current assets
Available-for-sale investments		292,975		211,946
Inventories	10	883		1,580
Trade and other receivables	11	128,069		134,544
Short-term deposits		60,147		88,859
Cash and cash equivalents		566,641		678,544

Total current assets			1,048,715		1,115,473

TOTAL ASSETS			1,122,749		1,189,780

LIABILITIES
Non-current liabilities
Other payables	12		97,000		97,000
Current liabilities
Trade and other payables	13	232,428		392,460
Client liabilities	14	606,095		615,316
Short-term provisions	15	18,764		4,832

Total current liabilities			857,287		1,012,608

TOTAL LIABILITIES			954,287		1,109,608

EQUITY
Share capital	17	49		49
Share premium	17	3,241		3,241
Other reserves	17	5,666		99
Retained earnings	17	158,763		76,269

Equity attributable to equity holders of the parent			167,719		79,658
Non-controlling interests	18		743		514

TOTAL EQUITY			168,462		80,172

TOTAL EQUITY AND LIABILITIES			1,122,749		1,189,780

The notes on pages 6 - 11 form part of these financial statements.

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the half-year ended 30 June 2014

Consolidated statement of changes in equity for the half-year ended 30 June 2014

	Note	Share Capital $‘000	Share Premium $‘000	Other Reserves $‘000	Retained Earnings $‘000	Attributa- ble to equity holders of the parent $‘000	Non- controlling Interests $‘000
Balance at 1 January 2013		49	1,655	1,179	(43,397)	(40,514)	243
Total comprehensive income
Profit for the year		—	—	—	416,404	416,404	271
Other comprehensive income	17	—	—	(1,080)	—	(1,080)	—

		—	—	(1,080)	416,404	415,324	271
Transactions with owners of the parent
Contributions and distributions
Dividends paid		—	—	—	(296,738)	(296,738)	—
Issue of Ordinary Shares	17	—	1,586	—	—	1,586	—

		—	1,586	—	(296,738)	(295,152)	—
Changes in ownership interests
Purchase of additional shares in subsidiary		—	—	—	—	—	—

		—	—	—	—	—	—

Balance at 30 June 2013		49	3,241	99	76,269	79,658	514

Balance at 1 January 2014		49	3,241	99	76,269	79,658	514
Total comprehensive income
Profit for the year		—	—	—	218,187	218,187	229
Other comprehensive income	17	—	—	5,567	—	5,567	—

		—	—	5,567	218,187	223,754	229
Transactions with owners of the parent
Contributions and distributions
Dividends paid		—	—	—	(135,693)	(135,693)	—
Issue of Ordinary Shares	17	—	—	—	—	—	—

		—	—	—	(135,693)	(135,693)	—
Changes in ownership interests
Share repurchase					—	—	—
Purchase of additional shares in subsidiary		—	—	—	—	—	—

		—	—	—	—	—	—

Balance at 30 June 2014		49	3,241	5,666	158,763	167,719	743

The notes on pages 6 - 11 form part of these financial statements.

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the half-year ended 30 June 2014

Consolidated statement of cash flows for the half-year ended 30 June 2014

		Half-Year ended 30 June		Half-Year ended 30 June 2013
	Note	$‘000	$‘000	$‘000	$‘000
Cash flows from operating activities
Net profit from ordinary activities			221,242		191,682
Adjustments for:
Dormant accounts recognised as revenue		(3,925)		—
Interest income received		(333)		397
Effect of foreign exchange rate changes		1,220		2,710
Unrealised foreign exchange gains and losses on operating		(482)		(391)
Impairment of goodwill		120		120
Depreciation of property, plant and equipment		4,262		3,439
Amortisation of intangible assets		693		796
Loss on disposal of property, plant and equipment		2		1

			1,557		7,072

Operating cash flows before movements in working capital and provisions			222,799		198,754
Decrease in trade and other receivables		6,737		15,373
Decrease in inventories		697		932
Increase/(decrease) in trade and other payables		7,992		(15,084)
Increase in provisions		13,932		10,673

Cash used in operations			29,358		11,894
Taxes paid			(5,750)		(3,641)

Net cash generated from operating activities			246,407		207,007
Investing activities
Interest income received		333		(397)
Purchases of property, plant and equipment		(4,807)		(4,444)
Purchases of intangible assets		3		—
Purchase of available for sale financial assets		(75,413)		(127,304)
(Purchase)/disposal of investments		—		(3,586)
Decrease in short-term deposits		28,712		82,445

Net cash used in investing activities			(51,172)		(53,286)
Cash flows from financing activities
Equity dividends paid		(305,918)		—

Net cash used in financing activities			(305,918)		—

Net (decrease)/increase in cash and cash equivalents			(110,683)		153,721
Cash and cash equivalents at the beginning of year			678,544		599,550
Effect of foreign exchange rate changes			(1,220)		(2,710)

Cash and cash equivalents at the end of year	25		566,641		750,561

The notes on pages 6 - 11 form part of these financial statements.

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the half-year ended 30 June 2014

Notes forming part of the consolidated financial statements for the half-year ended 30 June 2014

1	Profit from operations

	Half-year ended	Half-year ended
	30 June 2014	30 June 2013
	$‘000	$‘000
This is arrived at after charging:
Distribution Costs
Customer acquisition and retention	78,703	87,573
Affiliates	16,479	19,152
Other customer bonuses and frequent player points	480	1,186
Bad debts and provisions	1,279	2,409
Web hosting and technical support	26,103	21,481
Gaming licence fee	2,199	1,717

	125,243	133,518

Administration Costs
Processor costs	33,931	31,632
Payroll and associated costs	104,377	89,873
General and administrative costs (excluding depreciation and audit fees)	26,565	36,899
Amortisation	693	796
Depreciation	4,264	3,439
Impairment of good will	120	120
Gaming duty	50,079	46,415
Loss on disposal of fixed assets	2	1
Auditors remuneration for audit services	584	589

	220,615	209,764

2	Net investment gains/(losses)

	Half-year ended	Half-year ended
	30 June 2014	30 June 2013
	$‘000	$‘000
Interest on short-term deposits	299	397
Dividend income	25	34
Market value adjustments	729	199
Loss on sale or transfer of investments	—	(5)
Investment provisions	—	(4,492)
Investment write offs	—	(4,063)

	1,053	(7,930)

3	Net finance (costs)/income

	Half-year ended	Half-year ended
	30 June 2014	30 June 2013
	$‘000	$‘000
Interest on bank balances and deposits	333	(397)
Realised foreign exchange gains and losses on operating activities	(1,412)	(282)
Unrealised foreign exchange gains and losses on operating activities	482	391
Unrealised foreign exchange gains and losses on cash and cash equivalents	(1,220)	(2,710)

	(1,817)	(2,998)

The notes on pages 14 - 41 form part of these financial statements.

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the half-year ended 30 June 2014

Notes forming part of the consolidated financial statements for the half-year ended 30 June 2014

4	Income taxes

	Half-year ended	Half-year ended
	30 June 2014	30 June 2013
Amounts recognised in Income Statement	$‘000	$‘000
Current tax expense
Current year	(2,614)	(2,878)
Adjustment for prior years	(212)	1,053

	(2,826)	(1,825)

The Group’s main operations are carried on in the Isle of Man which during the year benefited from a zero per cent tax regime. Tax has been

Effective tax rate

The Group’s principal activities are conducted from the Isle of Man, where the tax rate is nil (2013: nil). The Group incurs tax expense in other

	Half-year ended	Year ended
	30 June 2014	30 June 2013
	$‘000	$‘000
Profit before tax	221,242	191,682
Tax expense	2,826	1,825

Effective tax rate for the year	1.3%	1.0%

5	Property, plant and equipment (Group)

		IT
		Equipment,	Office
	Freehold	Servers &	Furniture &	Office	Motor	Event &
	Property	Software	Equipment	Alterations	Vehicles	Poker Room	Total
	$‘000	$‘000	$‘000	$‘000	$‘000	$‘000	$‘000
Cost or valuation
At 1 January 2013	31,278	28,000	5,288	8,873	200	11	73,650
Additions	31	11,344	338	698	—	646	13,057
Acquisitions	—	(29)	29	—	—	—	—
Disposals	—	—	(159)	(6)	(23)	—	(188)
Foreign currency transl	—	(337)	(221)	(265)	—	—	(823)

At 1 January 2014	31,309	38,978	5,275	9,300	177	657	85,696
Additions	—	3,164	379	1,103	—	161	4,807

At 30 June 2014	31,309	42,142	5,654	10,403	177	818	90,503

Accumulated depreciation
At 1 January 2013	969	22,210	3,747	3,000	180	11	30,117
Disposals	—	—	(122)	(5)	(8)	—	(135)
Charge for the year	1,143	5,261	563	1,230	4	86	8,287
Foreign currency transl	—	(324)	(212)	(212)	—	—	(748)

At 1 January 2014	2,112	27,147	3,976	4,013	176	97	37,521
Charge for the year	618	2,631	268	665	—	82	4,264

At 30 June 2014	2,730	29,778	4,244	4,678	176	179	41,785

Carrying amount
At 30 June 2014	28,579	12,364	1,410	5,725	1	639	48,718

At 31 December 2013	29,197	11,831	1,299	5,287	1	560	48,175

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the half-year ended 30 June 2014

Notes forming part of the consolidated financial statements for the half-year ended 30 June 2014 (continued)

6	Goodwill (Group)

Goodwill
$‘000
Cost or valuation
At 1 January 2013	11,060
Additions	—

At 1 January 2014	11,060
Additions	—

At 30 June 2014	11,060

Impairment
At 1 January 2013	10,220
Charge for the year	238

At 1 January 2014	10,458
Charge for the period	120

At 30 June 2014	10,578

Carrying amount
At 30 June 2014	482

At 31 December 2013	602

The goodwill at year end primarily relates to a poker room licence held by one of the Group’s subsidiary companies. In accordance with IAS 36

7	Other intangible assets (Group)

	Customer	Domain
	lists	names	Total
	$‘000	$‘000	$‘000
Cost or valuation
At 1 January 2013	2,970	5,726	8,696
Additions	—	30	30

At 1 January 2014	2,970	5,756	8,726
Additions	—	120	120

At 30 June 2014	2,970	5,876	8,846

	Customer	Domain
	lists	names	Total
	$‘000	$‘000	$‘000
Amortisation
At 1 January 2013	2,970	3,111	6,081
Charge for the year	—	1,576	1,576

At 1 January 2014	2,970	4,687	7,657
Additions		123	123
Charge for the year	—	693	693

At 30 June 2014	2,970	5,503	8,473

Carrying amount
At 30 June 2014	—	373	373

At 31 December 2013	—	1,069	1,069

No impairment indicators were identified in relation to other intangible assets. The other intangible assets are being amortised over their

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the half-year ended 30 June 2014

Notes forming part of the consolidated financial statements for the half-year ended 30 June 2014 (continued)

8	Long term receivables

	30 June 2014	31 Dec 2013
	$‘000	$‘000
Other receivables	15,000	15,000

9	Unquoted equity investments (Group)

Unquoted equity investments
Cost (which approximates fair value)	$‘000
At 1 January 2013	8,641
Additions	4,378
Disposals	(3,558)

At 1 January 2014	9,461
Additions	—
Provision against investments	—
Disposals	—

At 30 June 2014	9,461

The principal unquoted equity investments of the Group are as follows:

Name	Holding	Country of incorporation	Principal Activity
Hippodrome Casino Limited	5%	UK	Operator of land based casino
Stack Evantos Esportivos SA	10%	Brazil	Operator of the brand “Brazilian Series of Poker”
Gambling Management SA	5%	Belgium	Operator of land based casino

10	Inventories

	30 June 2014	31 Dec 2013
	$‘000	$‘000
Finished goods	1,413	2,080
Provision against slow moving goods	(530)	(500)

	883	1,580

11	Trade and other receivables

	30 June 2014	31 Dec 2013
	$‘000	$‘000
Trade receivables	49,059	54,960
Prepayments	17,352	18,265
Other receivables	57,410	57,192
Tax refunds	3,570	3,451
Deferred tax assets	678	676

	128,069	134,544

12	Other payables due in more than 1 year

	30 June 2014	31 Dec 2013
	$‘000	$‘000
Other payables	97,000	97,000

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the half-year ended 30 June 2014

Notes forming part of the consolidated financial statements for the half-year ended 30 June 2014 (continued)

13	Trade and other payables

	30 June 2014	31 Dec 2013
	$‘000	$‘000
Dividends payable	—	170,225
Trade payables	2,598	7,377
Current tax liabilities	4,079	6,882
Other taxes and social security	725	701
Deferred tax liabilities	787	787
Other payables	224,239	206,488

	232,428	392,460

14	Client liabilities

	30 June 2014	31 Dec 2013
	$‘000	$‘000
Client liabilities	610,020	657,369
Dormant accounts recognised as revenue	(3,925)	(42,053)

	606,095	615,316

15	Short-term provisions

	30 June 2014	31 Dec 2013
	$‘000	$‘000
Player bonuses and rebates
At 1 January	4,832	3,443
Movement in period	13,932	1,389

At 31 December	18,764	4,832

Short-term provisions relate to player bonus and rebates scheme which is run by the Group. Player bonuses and rebates are due when certain

16	Share capital

Authorised share capital and significant terms and conditions

The total authorised number of shares comprises 1,000,000,000 (2013:1,000,000,000) ordinary shares with a par value of $0.00005 (2013:

Allotted, called up and fully paid	Number	$
At 1 January 2013	987,687,502	49,386
Issued during the period	1,549,322	77

At 31 December 2013	989,236,824	49,463

At 1 January 2014	989,236,824	49,463
Cancellation of treasury shares	—	—
Issued during the period	—	—

At 30 June 2014	989,236,824	49,463

OLDFORD GROUP LIMITED

Annual report and consolidated financial statements for the half-year ended 30 June 2014

Notes forming part of the consolidated financial statements for the half-year ended 30 June 2014 (continued)

17	Reserves

	Capital	Translation	AFS	Share	Retained
	Redemption	Reserve	Reserve	Premium	Earnings
	$‘000	$‘000	$‘000	$‘000	$‘000
At 1 January 2013	1	1,178	—	1,655	(43,397)
Profit for the period	—	—	—	—	416,404
Dividends paid	—	—	—	—	(296,738)
Premium arising on issue of equity shares	—	—	—	1,586	—
Foreign currency translation	—	(184)	—	—	—
Available-for-sale financial assets - net changes in fair value	—	—	(896)	—	—

Balance at 31 December 2013	1	994	(896)	3,241	76,269

Balance at 1 January 2014	1	994	(896)	3,241	76,269
Profit for the period	—	—	—	—	218,187
Dividends paid	—	—	—	—	(135,693)
Premium arising on issue of equity shares	—	—	—	—	—
Share buyback	—	—	—	—	—
Foreign currency translation	—	(49)	—	—	—
Available-for-sale financial assets - net changes in fair value	—	—	5,616	—	—

Balance at 30 June 2014	1	945	4,720	3,241	158,763

18	Non-controlling interests

$‘000
At 1 July 2013	514
Share of profit for the year
Purchase of additional shares in subsidiary	—

At 1 January 2014	514
Share of profit for the year	229
Purchase of additional shares in subsidiary	—

At 30 June 2014	743

The Group controls its non-controlling interest as it has power over the investees; it is exposed, and has rights to, variable returns from its

SCHEDULE “C”

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL

POSITION OF THE CORPORATION AS AT JUNE 30, 2014

- and -

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF COMPREHENSIVE

INCOME OF THE CORPORATION FOR THE PERIOD ENDED JUNE 30, 2014

- and -

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF COMPREHENSIVE

INCOME OF THE CORPORATION FOR THE YEAR ENDED DECEMBER 31, 2013

See attached.

AMAYA GAMING GROUP INC.

Pro Forma Consolidated Statement of Financial Position

As at December 31, 2013

$‘000

(unaudited)

	Amaya	Oldford	Adjustments	Notes		Pro Forma
Assets
Current
Cash and cash equivalents	93,640	721,699	(238,982)	2	(b)	576,358
Short-term deposits and available for sale investments	10,582	329,999				340,581
Income tax and investment tax credits receivable	3,305	—				3,305
Prepaid expenses and deposits	4,173	—				4,173
Accounts receivable	47,460	159,055				206,515
Assets classified as held for sale	38,369	—				38,369
Inventories	7,595	1,680				9,275

	205,124	1,212,434	(238,982)			1,178,576
Restricted cash	131					131
Acquisition-related intangibles and Goodwill	142,048	640	5,139,190	2	(c)	5,281,878
Intangible assets and Goodwill	20,989	1,137				22,126
Property and equipment	40,521	51,239				91,760
Deferred development costs	3,818					3,818
Receivable under finance lease	14,869					14,869
Deferred income Taxes	13,331					13,331

	440,831	1,265,450	4,900,208			6,606,489

AMAYA GAMING GROUP INC.

Pro Forma Consolidated Statement of Financial Position

As at December 31, 2013

$‘000

(unaudited)

	Amaya	Oldford	Adjustments	Notes		Pro Forma
Liabilities
Current
Accounts payable and accrued liabilities	27,477	520,590				548,067
Provisions	5,232	5,139				10,371
Income taxes payable	1,763					1,763
Liabilities classified as held for sale	4,638					4,638
User funds held on deposit	4,453	654,450				658,903

	43,563	1,180,179				1,223,742
Long-term debt	195,186		2,997,747	2	(d)	3,192,933
Deferred purchase price			425,440	2	(e)	425,440
Equipment financing	1,684					1,684
Deferred revenue	249					249
Deferred income Taxes	5,802					5,802

	246,484	1,180,179	3,423,187			4,849,850

Shareholders’ equity
Share Capital	220,683	52	1,595,874	2	(f)	1,816,609
Contributed surplus	4,214	3,552	263,109	2	(g)	270,875
Accumulated other comprehensive income	8,838	4,042	(4,042)			8,838
Retained Earnings (Deficit)	(39,388)	77,625	(377,920)			(339,694)

	194,347	85,271	1,477,021			1,756,639

	440,831	1,265,450	4,900,208			6,606,490

AMAYA GAMING GROUP INC.

Pro Forma Consolidated Statement of Financial Position

As at June 30, 2014

$‘000

(unaudited)

	Amaya	Oldford	Adjustments	Notes		Pro Forma
Assets
Current
Cash and cash equivalents	228,021	917,210	(132,184)	4	(b)	1,013,047
Short-term deposits and available for sale investments	73,670	74,272				147,942
Income tax and investment tax credits receivable	4,557					4,557
Prepaid expenses and deposits	7,275					7,275
Accounts receivable	51,136	152,655				203,791
Assets classified as held for sale	35,799					35,799
Inventories	9,788	942				10,730

	410,246	1,145,079	(132,184)			1,423,141
Restricted cash	130					130
Acquisition-related Intangibles and Goodwill	162,630		5,061,413	4	(c)	5,224,043
Intangible assets and Goodwill	22,683	912				23,595
Property and equipment	44,305	51,982				96,287
Deferred development costs	5,012					5,012
Receivable under finance lease	13,374					13,374
Deferred income Taxes	20,566					20,566
Promissory Note	10,000					10,000

	688,946	1,197,973	4,929,228			6,816,148

AMAYA GAMING GROUP INC.

Pro Forma Consolidated Statement of Financial Position

As at June 30, 2014

$‘000

(unaudited)

	Amaya	Oldford	Adjustments	Notes		Pro Forma
Liabilities
Current
Accounts payable and accrued liabilities	35,872	351,500				387,372
Provisions	10,621	20,021				30,642
Income taxes payable	1,539					1,539
Liabilities classified as held for sale	3,290					3,290
User funds held on deposit	4,303	646,703				651,006

	55,625	1,018,224	—			1,073,849
Long-term debt	369,069		3,012,731	4	(d)	3,381,800
Deferred purchase price	1,482		426,800	4	(e)	428,282
Equipment financing	2,537					2,537
Deferred revenue	7,469					7,469
Deferred income Taxes	5,344					5,344

	441,526	1,018,224	3,439,531			4,899,281

Shareholders’ equity
Share Capital	223,390	52	1,560,358	4	(f)	1,783,800
Contributed surplus	20,087	10,297	256,365	4	(g)	286,748
Accumulated other comprehensive income	6,582	2,458	(2,458)			6,582
Retained Earnings (Deficit)	(2,639)	166,942	(324,566)			(160,263)

	247,420	179,749	1,489,698			1,916,867

	688,946	1,197,973	4,929,229			6,816,149

AMAYA GAMING GROUP INC.

Pro Forma Consolidated Statement of Comprehensive Income

Six months ended June 30, 2014

$‘000

(unaudited)

	Amaya	Oldford	Adjustments	Notes		Pro Forma
Revenue	83,654	622,833	—			706,487

Expenses
Cost of Products	5,768	—				5,768
Selling	7,541	137,367				144,908
G&A	78,118	241,971				320,089
Financial	9,951	1,993	104,979	5	(a)	116,923
Acquisition-related costs	9,804	—	18,465	5	(b)	28,269

	111,182	381,330	123,444			615,956

Non-Recurring Items	55,439	1,155				56,594
Net earnings (loss) before income taxes	27,911	242,658	(123,444)			147,126
Income taxes	(8,837)	3,100				(5,737)

Net earnings (loss)	36,748	239,559	(123,444)			152,863

Other Comprehensive Income (loss), net of tax
Foreign currency translation	(2,255)	2,458	—			203

	(2,255)	2,458	—			203

Total Comprehensive Income (loss)	34,493	242,017	(123,444)			153,066

Basic earnings per common share				5	(c)	1.18

Diluted earnings per common share				5	(c)	0.75

AMAYA GAMING GROUP INC.

Pro Forma Consolidated Statement of Comprehensive Income

Year ended December 31, 2013

$‘000

(unaudited)

	Amaya	Oldford	Adjustments	Notes		Pro Forma
Revenue	154,529	1,167,306	—			1,321,835

Expenses
Cost of Products	5,980	—				5,980
Selling	14,590	276,054				290,644
G&A	132,585	448,354				580,939
Financial	21,071	1,156	212,503	3	(a)	234,730
Acquisition-related costs	1,332	—	18,406	3	(b)	19,738

	175,558	725,564	230,909			1,132,030

Non-recurring items	1,502	(7,117)				(5,615)
Net earnings (loss) before income taxes	(19,527)	434,626	(230,909)			184,190
Income taxes	9,646	5,492				15,138

Net earnings (loss)	(29,173)	429,134	(230,909)			169,052

Other Comprehensive Income (loss), net of tax
Foreign currency translation	9,673	4,042	—			13,715

	9,673	4,042	—			13,715

Total Comprehensive Income (loss)	(19,500)	433,175	(230,909)			182,766
Basic earnings per common share				3	(c)	1.42

Diluted earnings per common share				3	(c)	0.90

1.	Basis of Presentation

(All figures are in Canadian dollars unless otherwise indicated)

The accompanying unaudited pro forma consolidated statements of financial position of Amaya Gaming Group Inc. (“Amaya”) as at December 31, 2013 and June 30, 2014 and the unaudited pro forma consolidated statement of comprehensive income for the year ended December 31, 2013 and for the six months ended June 30, 2014 (the “pro forma statements”) have been prepared to reflect the cash offer by one of Amaya’s wholly-owned subsidiaries for the acquisition of the Oldford Group Limited (“Oldford”).

The unaudited pro forma statements have been prepared by management in accordance with International Financial Reporting Standards. The pro forma statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. In preparing these pro forma financial statements, no adjustments have been made to reflect operating synergies and administrative cost savings that could result from the operations of the combined assets.

Accounting policies used in the preparation of the pro forma statements are in accordance with those disclosed in Amaya’s audited consolidated financial statements as at and for the year ended December 31, 2013 and for six months ended June 30, 2014. The pro forma statements have been prepared from information derived from and should be read in conjunction with the following:

Amaya’s audited financial statements as at and for the year ended December 31, 2013; Oldford’s audited financial statements as at and for the year ended December 31, 2013; Amaya’s unaudited financial statements as at and for the six month period ended June 30, 2014; Oldford’s unaudited financial statements as at and for the six month period ended June 30, 2014.

In the opinion of management, the pro forma statements include all the necessary adjustments for a fair presentation of the ongoing entity in accordance with International Financial Reporting Standards.

2.	Pro forma consolidated statements of financial position assumptions and adjustments as at December 31, 2013

The unaudited pro forma consolidated statements of financial position gives effect to the following assumptions and adjustments as if they had occurred on January 1, 2013:

(a)	Acquisition of Oldford:

The following summarizes the estimated fair value of Oldford’s assets and liabilities assumed by Amaya at the date of acquisition:

Net assets acquired	$‘000
Cash and cash equivalents	721,699
Short-term deposits and available for sale investments	329,999
Accounts receivable	159,055
Inventories	1,680
Acquisition-related Intangibles and Goodwill	5,140,967
Property and equipment	51,239
Accounts payable and accrued liabilities	(520,590)
Provisions	(5,139)
User funds held on deposit	(654,450)

Total Consideration	5,224,461

Consideration for the acquisition	$‘000
Upfront Purchase Price	4,799,021
Deferred Purchase Price	425,440

5,224,461

The purchase price allocation has been determined from information available to the management of Amaya at this time and incorporates and reflects management’s preliminary assessment of the exchange value and net assets acquired. The allocation of the purchase price to the assets and liabilities of Oldford will be finalized once the fair values of the assets and liabilities have been determined, and accordingly, the above purchase price allocation will change.

(b)	Cash and cash equivalents

$‘000
Proceeds from Issuance of Common Shares	699,681
Proceeds from Issuance of Convertible Preferred Shares	1,139,356
Issuance of Senior Secured First and Second Lien Term Facility	2,997,820
Proceeds from the issuance of mezzanine debt and an incremental term loan facility	186,481
Upfront Purchase Consideration	-4,799,021
Payment of fees incurred in connection with the acquisition of Oldford	-244,406
Interest paid on long-term debt	-194,871
Repayment of principal	-24,022

Total adjustment to cash and cash equivalents	-238,982

Cash consideration of approximately $244,406,000 was used to pay fees incurred in connection with the financing and the acquisition of Oldford.

Principal repayments and interest paid on long-term debt amount to approximately $24,022,000 and $194,871,000 respectively for the year ended December 31, 2013.

Proceeds from issuance of mezzanine debt and an incremental term loan facility amount to approximately $186,481,000.

(c)	Acquisition-related intangibles and goodwill

$‘000
Management’s preliminary estimate of acquisition-related intangibles and Goodwill with respect to Oldford transaction	5,139,190

Total adjustment to Acquisition-related Intangibles and Goodwill	5,139,190

The purchase price allocation for the Oldford transaction has been determined from information available to the management of Amaya at this time and incorporates and reflects management’s preliminary assessment of the exchange value and net assets acquired. The allocation of the purchase price to the assets and liabilities of Oldford will be finalized once the final fair values of the assets and liabilities have been determined, and accordingly, the above estimates of acquisition-related intangibles and Goodwill will change.

(d)	Long term debt

$‘000
Issuance of long-term debt	3,184,301
Related Transaction costs	-129,102
Interest accretion and PIK Interest on long-term debt	17,632
Repayment of principal	-24,022
Value of common share purchase warrants issued in connection with mezzanine debt financing re-allocated to Contributed Surplus	-51,062

Total adjustment to Long-term debt	2,997,747

Proceeds of $3,184,301,000 from the issuance of long-term debt were used to finance the acquisition of Oldford. $24,022,000 of principal and $129,102,000 of transaction costs were paid during the period from January 1, 2013 to December 31, 2013. PIK Interest and accretion of $17,632,000 of transaction costs is included in interest expense. Common share purchase warrants issued in connection with mezzanine debt financing and valued at approximately $51,062,000 are re-allocated to Contributed Surplus.

(e)	Deferred purchase price

$‘000
Deferred purchase price	425,440

Total adjustment to Deferred purchase price	425,440

Under the terms of the definitive agreement, Oldford shareholders will receive approximately $425,440,000 in deferred purchase price consideration payable upon the earlier of (i) July 31, 2017 and (ii) 30 months following closing of the transaction, based upon the occurrence of certain events.

(f)	Share Capital

$‘000
Issuance of convertible preferred shares	1,139,356
Issuance of common shares	699,681
Related Transaction costs	-96,898
Convertible preferred share payment in kind (PIK)	69,387
Elimination of Oldford Share Capital	-52
Value of common share purchase warrants issued in connection with the transaction	-215,599

Total adjustment to Share Capital	1,595,874

Approximately $1,139,356,000 was raised through the issuance of convertible preferred shares on a private-placement basis at an initial conversion price of $24 per convertible preferred share.

Approximately $699,681,000 was raised through the issuance of common shares on a bought-deal private-placement basis.

Transaction costs associated with the issuance of convertible preferred shares and common shares is approximately $96,898,000.

Convertible preferred share payment in kind for the year ended December 31, 2013 is approximately $69,387,000.

Common share purchase warrants issued in connection with financing of the transaction are valued at approximately $215,599,000.

(g)	Contributed Surplus

$‘000
Value of common share purchase warrants issued in connection with the transaction	215,599
Value of common share purchase warrants issued in connection with mezzanine debt financing	51,062
Elimination of Oldford Contributed Surplus	-3,552

Total adjustment to Contributed surplus	263,109

Common share purchase warrants issued in connection with the transaction are valued at approximately $215,599,000.

Common share purchase warrants issued in connection with mezzanine debt financing are valued at approximately $51,062,000.

Translation of Oldford’s financial statements

Oldford’s reporting currency is the United States Dollars. Oldford’s audited statement of financial position as at December 31, 2013 was translated to Canadian Dollars at rate of 1 United State Dollar to 1.0636 Canadian Dollars. Oldford’s audited statement of comprehensive income for the year ended December 31, 2013 was translated to Canadian Dollars at rate of 1 United State Dollar to 1.0299 Canadian Dollars.

3.	Pro forma consolidated statement of comprehensive income assumptions and adjustments for the year ended December 31, 2013

(a)	Financial Expense

$‘000
Interest expense on long-term debt	194,871
PIK Interest and Interest accretion on long-term debt	17,632

Total adjustment to Financial Expenses	212,503

Interest paid on long-term debt issued in connection with the transaction amounts to approximately $194,871,000 for the year ended December 31, 2013.

PIK Interest and accretion of $17,632,000 of transaction costs is included in financial expense.

(b)	Acquisition-related costs

$‘000
Acquisition-related costs in connection with the Oldford transaction	$18,406

Total adjustment to Acquisition-related costs	18,406

Fees incurred in connection with the acquisition of Oldford are approximately $18,406,000.

(c)	Pro forma common shares outstanding:

The earnings per share is based on the following:

31-Dec-13
Basic weighted average common shares	129,062,322

31-Dec-13
Diluted weighted average common shares	203,895,254

4.	Pro forma consolidated statement of financial position assumptions and adjustments as at June 30, 2014

The unaudited pro forma consolidated statement of financial position gives effect to the following assumptions and adjustments as if they had occurred on January 1, 2014:

(a)	Acquisition of Oldford:

The following summarizes the estimated fair value of Oldford’s assets and liabilities assumed by Amaya at the date of acquisition:

Net assets acquired	$‘000
Cash and cash equivalents	917,210
Short-term deposits and available for sale investments	74,272
Accounts receivable	152,655
Inventories	942
Acquisition-related Intangibles and Goodwill	5,062,325
Property and equipment	51,982
Accounts payable and accrued liabilities	(351,500)
Provisions	(20,021)
User funds held on deposit	(646,703)

Total Consideration	5,241,162

Consideration for the acquisition	$‘000
Upfront Purchase Price	4,814,362
Deferred Purchase Price	426,800

5,241,162

The purchase price allocation has been determined from information available to the management of Amaya at this time and incorporates and reflects management’s preliminary assessment of the exchange value and net assets acquired. The allocation of the purchase price to the assets and liabilities of Oldford will be once the fair values of the assets and liabilities have been determined, and accordingly, the above purchase price allocation will change.

(b)	Cash and cash equivalents

$‘000
Proceeds from Issuance of Common Shares	699,681
Proceeds from Issuance of Convertible Preferred Shares	1,139,356
Issuance of Senior Secured First and Second Lien Term Facility	3,007,404
Proceeds from the issuance of mezzanine debt and an incremental term loan facility	186,760
Upfront Purchase Consideration	-4,814,362
Payment of fees incurred in connection with the acquisition of Oldford	-245,187
Interest paid on long-term debt	-93,786
Repayment of principal	-12,049

Total adjustment to cash and cash equivalents	-132,184

Cash consideration of approximately $245,187,000 was used to pay fees incurred in connection with the financing and the acquisition of Oldford.

Principal repayments and interest paid on long-term debt amount to approximately $12,049,000 and $93,786,000 respectively for the six month period ended June 30, 2014.

Proceeds from issuance of mezzanine debt and an incremental term loan facility amount to approximately $186,760,000.

(c)	Acquisition-related intangibles and goodwill

$‘000
Management’s preliminary estimate of acquisition-related intangibles and Goodwill with respect to Oldford transaction	5,061,431

Total adjustment to Acquisition-related Intangibles and Goodwill	5,061,431

The purchase price allocation for the Oldford transaction has been determined from information available to the management of Amaya at this time and incorporates and reflects management’s preliminary assessment of the exchange value and net assets acquired. The allocation of the purchase price to the assets and liabilities of Oldford will be finalized after the acquisition has been completed and the final fair values of the assets and liabilities have been determined, and accordingly, the above estimates of acquisition-related intangibles and Goodwill will change.

(d)	Long term debt

$‘000
Issuance of long-term debt	3,194,164
Related Transaction costs	-129,515
Interest accretion and PIK Interest on long-term debt	11,193
Repayment of principal	-12,049
Value of common share purchase warrants issued in connection with mezzanine debt financing reallocated to Contributed Surplus	-51,062

Total adjustment to Long-term debt	3,012,731

Proceeds of $3,194,164,000 from the issuance of long-term debt were used to finance the acquisition of Oldford. $12,049,000 of principal and $129,515,000 of transaction costs were paid during the period from January 1, 2014 to June 30, 2014. PIK interest and accretion of $11,193,000 of transaction costs is included in interest expense. Common share purchase warrants issued in connection with mezzanine debt financing and valued at approximately $51,062,000 are reallocated to Contributed Surplus.

(e)	Deferred purchase price

$‘000
Deferred purchase price	426,800

Total adjustment to Deferred purchase price	426,800

Under the terms of the definitive agreement, Oldford shareholders will receive approximately $426,800,000 in deferred purchase price consideration payable upon the earlier of (i) July 31, 2017 and (ii) 30 months following closing of the transaction, based upon the occurrence of certain events.

(f)	Share Capital

$’000
Issuance of convertible preferred shares	1,139,356
Issuance of common shares	699,681
Related Transaction costs	-97,207
Convertible preferred share payment in kind (PIK)	34,181
Elimination of Oldford Share Capital	-52
Value of common share purchase warrants issued in connection with the transaction	-215,599

Total adjustment to Share Capital	1,560,358

Approximately $1,139,356,000 was raised through the issuance of convertible preferred shares on a private-placement basis at an initial conversion price of $24 per convertible preferred share.

Approximately $699,681,000 was raised through the issuance of common shares on a bought-deal private-placement basis.

Transaction costs associated with the issuance of convertible preferred shares and common shares is approximately $97,207,000.

Convertible preferred share payment in kind for the six months for June 30, 2014 is approximately $34,181,000.

Common share purchase warrants issued in connection with financing of the transaction are valued at approximately $215,599,000.

(g)	Contributed Surplus

$’000
Value of common share purchase warrants issued in connection with the transaction	215,599
Value of common share purchase warrants issued in connection with mezzanine debt financing	51,062
Elimination of Oldford Contributed Surplus	-10,297

Total adjustment to Contributed surplus	256,365

Common share purchase warrants issued in connection with the transaction are valued at approximately $215,599,000.

Common share purchase warrants issued in connection with mezzanine debt financing are valued at approximately $51,062,000.

Translation of Oldford’s financial statements

Oldford’s reporting currency is the United States Dollars. Oldford’s unaudited statement of financial position as at June 30, 2014 was translated to Canadian Dollars at rate of 1 United State Dollar to 1.0670 Canadian Dollars. Oldford’s unaudited statement of comprehensive income for the six months ended June 30, 2014 was translated to Canadian Dollars at rate of 1 United State Dollar to 1.0968 Canadian Dollars.

5.	Pro forma consolidated statement of comprehensive income assumptions and adjustments for the six months ended June 30, 2014

(a)	Financial Expense

$‘000
Interest expense on long-term debt	93,786
PIK interest and accretion on long-term debt	11,193

Total adjustment to Financial Expenses	104,979

Interest paid on long-term debt issued in connection with the transaction amounts to approximately $93,786,000 for the six months ended June 30, 2014.

PIK interest and accretion of $11,193,000 of transaction costs is included in financial expense.

(b)	Acquisition-related costs

$‘000
Acquisition-related costs in connection with the Oldford transaction	$18,465

Total adjustment to Acquisition-related costs	18,465

Fees incurred in connection with the acquisition of Oldford are approximately $18,465,000.

(c)	Pro forma common shares outstanding:

The earnings per share is based on the following:

30-Jun-14
Basic weighted average common shares	129,669,931

30-Jun-14
Diluted weighted average common shares	202,994,254